Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            ARC Energy Trust announces third quarter 2008 results

            CALGARY, Oct. 30 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust ("ARC"
or "the Trust") announces results for the third quarter and nine months ended
September 30, 2008.

            <<
                                              Three Months Ended    Nine Months Ended
                                                 September 30          September 30
                                               2008       2007       2008       2007
            -------------------------------------------------------------------------
            FINANCIAL
            ($Cdn millions, except per unit
             and per boe amounts)
            Revenue before royalties          485.7      300.2    1,405.6      913.6
              Per unit(1)                      2.24       1.42       6.53       4.36
              Per boe                         82.06      53.41      78.84      53.73
            Cash flow from operating
             activities(2)                    251.4      179.6      734.8      531.2
              Per unit(1)                      1.16       0.85       3.41       2.54
              Per boe                         42.48      31.95      41.22      31.23
            Net income                        311.7      120.8      450.3      389.0
              Per unit(3)                      1.46       0.58       2.12       1.88
            Distributions                     171.3      125.0      442.8      372.2
              Per unit(1)                      0.80       0.60       2.08       1.80
              Per cent of cash flow from
               operating activities(2)           68         70         60         70
            Net debt outstanding(4)           773.2      699.8      773.2      699.8
            OPERATING
            Production
              Crude oil (bbl/d)              28,509     28,437     28,372     28,682
              Natural gas (mmcf/d)            192.0      173.3      197.0      177.6
              Natural gas liquids (bbl/d)     3,822      3,795      3,862      4,013
              Total (boe/d)                  64,325     61,108     65,063     62,296
            Average prices
              Crude oil ($/bbl)              114.20      73.40     107.20      66.45
              Natural gas ($/mcf)              8.68       5.52       8.94       6.90
              Natural gas liquids ($/bbl)     82.87      55.64      77.92      52.07
              Oil equivalent ($/boe)          81.42      53.28      78.44      53.61
            Operating netback ($/boe)
              Commodity and other revenue
               (before hedging)(5)            82.06      53.41      78.84      53.73
              Transportation costs            (0.80)     (0.65)     (0.77)     (0.73)
              Royalties                      (15.00)     (8.76)    (14.18)     (9.28)
              Operating costs                (10.19)     (9.93)    (10.14)     (9.51)
              Netback (before hedging)        56.07      34.07      53.75      34.21
            -------------------------------------------------------------------------
            TRUST UNITS
            (millions)
            Units outstanding,
             end of period(6)                 217.4      208.8      217.4      208.8
            Weighted average units(7)         216.6      210.9      215.2      209.4
            -------------------------------------------------------------------------
            TRUST UNIT TRADING STATISTICS
            ($Cdn, except volumes) based
             on intra-day trading
            High                              33.30      22.60      33.95      23.86
            Low                               22.33      19.00      20.00      19.00
            Close                             23.10      21.17      23.10      21.17
            Average daily volume (thousands)    841        503        790        588
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.
            (2) Cash flow from operating activities is a GAAP measure. Historically, management has disclosed Cash Flow, as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash
                Flows. Cash Flow for the third quarter of 2008 would be
                $278.6 million ($1.29 per unit) and $763.5 million ($3.55 per unit)
                year-to-date. Distributions as a percentage of Cash Flow would be
                61 per cent for the third quarter of 2008 (58 per cent year-to-date).
                Please refer to the non-GAAP measures section in the MD&A for further details.
            (3) Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding
                (excluding trust units issuable for exchangeable shares).
            (4) Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
            (5) Includes other revenue.
            (6) Includes 1.1 million exchangeable shares exchangeable into 2.43068 trust units each for an aggregate 2.7 million trust units.
            (7) Includes trust units issuable for outstanding exchangeable shares at period end.

            HIGHLIGHTS AND ACCOMPLISHMENTS
            ------------------------------

            -   During the third quarter, the Trust paid record distributions of
                $171.3 million ($0.80 per unit). The third quarter distribution increased 33 per cent relative to 2007 and included a $0.20 per unit top-up. The top-up distributions were declared and paid based on strong commodity prices during the quarter.

            -   Cash flow from operating activities for the quarter was
                $251.4 million ($1.16 per unit), a 40 per cent increase compared to
                $179.6 million ($0.85 per unit) in 2007. The increase is primarily a result of a 53 per cent increase in the Trust's total realized commodity price for the quarter and a five per cent increase in production volumes. Using the more traditional non-GAAP measure of
                Cash Flow that excludes changes in non-cash working capital and site restoration spending for the quarter, Cash Flow was $278.6 ($1.29 per unit).

            -   Production for the quarter increased five per cent to 64,325 boe per day compared with the third quarter of 2007 with the growth in production at Dawson accounting for most of the increase in production. Third quarter volumes were marginally decremented for scheduled turnarounds and downtime. The Trust has maintained its full year production guidance of between 64,000 and 65,000 boe per day.

            -   As WTI oil prices were strong throughout much of the third quarter averaging US$118 per barrel, the Trust posted realized cash risk management hedging losses of $26.8 million on its oil volumes ($34.3 million on total contracts) negatively impacting cash flows in the quarter; however, the Trust was also able to participate in the market prices on approximately 70 per cent of its total third quarter production.

            -   Total capital spending for the quarter, including undeveloped crown land purchases of $18.6 million and net undeveloped land property acquisitions of $13.1 million, was $149.5 million. This amount was funded 79 per cent by the Trust's cash flow from operating activities and proceeds from the distribution re-investment program ("DRIP").
                The Trust has revised the 2008 capital spending guidance down to
                $530 million from $550 million and intends to finance the fourth quarter capital program with cash flow and available borrowing capacity under existing credit facilities.

            -   During the third quarter, the Trust drilled 94 wells (83 net) with a
                100 per cent success rate on operated properties. The majority of the wells drilled were in the Southeast Alberta area where the Trust drilled 47 gas wells as part of its shallow gas program. Year-to-
                date, the Trust has drilled 59 gross oil wells and 87 gross gas wells with a 100 per cent success rate.

            -   The Trust's board of directors has approved a $585 million capital program in 2009, which will set the stage for considerable production growth in 2010. This program will maintain base production in the order of 64,000 boe per day while accelerating development of the
                Montney resource play in northeastern British Columbia. The Trust expects to drill 17 wells and construct an ARC operated 60 mmcf per day gas plant in the Dawson area which we expect will increase production to over 72,000 boe per day in 2010. The Trust will also proceed with additional spending on its CO(2) pilot project at
                Redwater with the goal of assessing commercial viability of large scale CO(2) sequestration and injection. The Trust will pursue the cost effective means of financing its 2009 capital program including: a combination of cash flow, existing credit facilities, potential DRIP proceeds and assets dispositions and new borrowings or equity, if necessary. The Trust will pursue the most cost effective means of financing its 2009 capital program through a combination of cash flow, existing credit facilities, DRIP proceeds, potential asset disposition proceeds and new borrowings or equity, if necessary. Management will review the 2009 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to quarterly review by the Trust's Board of Directors.

            -   The Trust has completed an assessment of the Alberta Government's
                New Royalty Framework ("Framework") and has estimated that the
                Trust's average corporate royalty rate will increase from
                approximately 18 per cent in 2008 to between 20 and 28 percent in
                2009 depending upon commodity prices.  A table showing the expected sensitivity to commodity prices is included in the MD&A.  Currently,
                65 per cent of the Trust's production is in Alberta.  The 2009 capital budget proposes to invest 60 per cent of funds outside of
                Alberta as the Trust can deliver greater levels of return to unitholders in jurisdictions that are not subject to the new
                Framework.

            -   The Trust reviewed distribution levels in light of the outlook for commodity prices and the estimated increase in Alberta royalties pursuant to the new Framework in 2009. Following the $0.24 per unit
                October distribution to be paid November 17, 2008, the monthly distribution will be $0.20 per unit per month. Distribution levels are reviewed regularly and revisions are approved at the discretion of the Board of Directors.

            -   The recent global economic downturn, decline in commodity prices and resultant declines in global stock markets have had a significant impact on all businesses and individuals and ARC is no exception. The
                Trust has experienced a significant decline in its trust unit price similar to other oil and gas entities. Additionally, the decline in commodity prices during and subsequent to quarter end will have a direct impact on the Trust's cash flows, payout ratios and levels of debt funding of capital programs in the future. Likewise, the financial and lending markets have been faced with reduced lending capacity which in turn will result in reduced access to capital and increased borrowing costs for businesses and individuals. The Trust has diligently maintained a conservative capital structure and low debt levels, attributes that are particularly important in light of the current economic situation. At September 30, the Trust's net debt to annualized cash flow and net debt to total capitalization were 0.8 times and 13 per cent, respectively. While the current economic environment presents challenges, ARC's business remains strong, our assets are top quality, our financial position is good and our future internal development prospects are the best we have ever had.

            -   Montney Resource Play Development

                At Dawson, ARC drilled and completed two delineation wells on the outer edges of the field as well as drilling four deviated infill wells from the 6-25-79-15W6 surface location in the third quarter.
                With seven wells drilled into section 25, ARC expects to use new completion techniques, microseismic fracture mapping and pressure data acquisition in order to contribute to the understanding of the infill drilling density required to optimally exploit this field.
                Production from the field averaged approximately 40 mmcf per day, as planned and unplanned maintenance limited the ability of the processing facilities to run at the maximum contracted capacity.

                At West Dawson, ARC drilled two horizontal delineation wells at
                2-7-79-15W6 with one well targeting the lower Montney and the second targeting the upper Montney horizons. This is the first horizontal well to target the lower Montney within the main Dawson Pool.

                Approval has been received from the National Energy Board to construct a 10 mmcf per day gas line from the Dawson field to Fourth
                Creek in Alberta. ARC expects to have the new line completed by late fourth quarter 2008 with start-up dependent on installation of a new compressor at the Spectra 5-22 location.

                ARC has decided to accelerate the construction plans for additional processing capacity for the Dawson field. Engineering and procurement of long lead time items for a 60 mmcf per day gas plant has been initiated. ARC now expects to have this gas plant on-line early in
                2010.

                ARC engaged GLJ Petroleum Consultants to update the Dawson Montney property reserves evaluation utilizing production and drilling data to the end of the third quarter. As of October 1, 2008 GLJ estimates that there are 416 Bcf (71 mmboe) of Proved plus Probable reserves at
                Dawson. This is an addition of 171 Bcf (29 mmboe) of Proved reserves and 254 Bcf (43 mmboe) of Proved plus Probable reserves for the
                Dawson property (based on 6:1 gas/oil boe conversion). Additional information on the revised reserves evaluation for Dawson can be found in the "ARC Energy Trust Announces Significant Increase in
                Montney Reserves and Land Valuations" news release dated October 30,
                2008 and filed on SEDAR at www.sedar.com.

                The Trust continues to expand its Montney land base through purchases of land at crown land sales and acquisitions from other companies.
                The Trust also continues to convert undeveloped lands to developed lands through the drilling of wells. As at the end of the third quarter, the Trust held 148 gross undeveloped sections (123 net) of lands in the Dawson and the Montney West Exploratory Lands. This is
                up from 96 gross undeveloped sections (87 net) at December 31, 2007.

                The Trust began the delineation process of the Sunrise discovery with the drilling of two successful vertical delineation wells, participation in a partner operated horizontal delineation well and the drilling of two horizontal wells. The two horizontal wells were drilled from the 9-13 discovery well into the upper Montney formations. Testing of the ARC operated wells will take place in the fourth quarter, but based on log analysis and the successful testing of a partner operated horizontal well at Sunrise (50 per cent ARC working interest), ARC has allocated funds from its 2009 budget for development of this field.

                Elsewhere, ARC had a successful start to the exploratory drilling program on the new Montney lands with the drilling of the Saturn
                13-11-81-20W6 vertical well and a subsequent follow-up horizontal well. Drilling of a second vertical well at Saturn, the first wells at Sunset and Monias and two wells at Sundown are expected to take place in the fourth quarter.

            -   Enhanced Oil Recovery Initiatives

                The Trust spent $10.1 million during the third quarter of 2008 on enhanced oil recovery ("EOR") initiatives, including development capital for the Weyburn and Midale CO(2) floods in Saskatchewan. The highlight of the quarter was the successful start-up of the Redwater
                EOR CO(2) pilot. Injection commenced on July 29 and has been proceeding smoothly. The Trust expects that it will take 12 to
                18 months before it will be known if the pilot has been successful in increasing oil production and has shown potential for a commercial scale EOR scheme.

            MANAGEMENT'S DISCUSSION AND ANALYSIS
            ------------------------------------
            >>

            This management's discussion and analysis ("MD&A") is the Trust management's analysis of its financial performance and significant trends or external factors that may affect future performance. It is dated October 29,
2008 and should be read in conjunction with the unaudited Consolidated
Financial Statements for the period ended September 30, 2008, the MD&A and the unaudited Consolidated Financial Statements for the period ended June 30,
2008, the MD&A and the unaudited Consolidated Financial Statements for the period ended March 31, 2008, and the audited Consolidated Financial Statements and MD&A for the period ended December 31, 2007 as well as the Trust's 2007
Annual Information Form that is filed on SEDAR at www.sedar.com.
            The MD&A contains forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with the Trust's disclosure under
"Forward-Looking Statements" included at the end of this MD&A.

            Executive Overview

            ARC Energy Trust ("ARC") is one of the top 20 producers of conventional oil and gas in western Canada. As at September 30, 2008, ARC held interests in excess of 18,000 wells with approximately 5,500 wells operated by ARC and the remainder operated primarily by other major oil and gas companies. ARC's production has averaged between 61,000 and 67,000 boe per day in each quarter for the last three years. The total capitalization of ARC, which trades on the
Toronto Stock Exchange, as at September 30, 2008 was $5.8 billion as shown on
Table 21. Subsequent to quarter end, the market has experienced a high degree of volatility and Trust has seen a decrease in total capitalization to approximately $4.4 billion on October 29, 2008.

            <<
            ARC's objective as an energy company is to provide superior and sustainable long-term returns to unitholders. Key attributes to the business plan include:

            -   Concentrated activities in three major areas: conventional oil and natural gas assets, resource plays and enhanced oil recovery initiatives. In addition to these major initiatives, ARC continually reviews acquisition and disposition opportunities to high grade its asset base and provide future growth opportunities.

            -   Pay a portion of cash flow to unitholders annually. The Trust will distribute $0.24 per unit for the November 17, 2008 distribution;
                thereafter the distribution is set at $0.20 per unit beginning with the December 15, 2008 distribution. The remainder of the cash flow is used to fund reclamation costs and a portion of capital expenditures and land acquisitions. Since the Trust's inception in
                July 1996 to September 30, 2008, the Trust has distributed $3.1 billion or $23.11 per unit.

            -   Annual replacement of production and reserves through drilling new wells and associated oil and natural gas development activities. The vast majority of the annual capital budget is being deployed on a balanced drilling program of low and moderate risk wells, well tie-
                ins and other related costs, and the acquisition of undeveloped land.
                The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

                Table 1 illustrates ARC's production and reserves per unit that have been achieved while making distributions since January 1, 2006, of
                $6.88 per unit or $1.5 billion.

                Table 1
                ---------------------------------------------------------------------
                Per Trust Unit              Q3 2008   YTD 2008       2007       2006
                ---------------------------------------------------------------------
                Normalized production
                 per unit(1)                   0.30       0.31       0.30       0.31
                Normalized reserves
                 per unit(1)(2)                   -          -       1.35       1.40
                Distributions per unit        $0.80      $2.08      $2.40      $2.40
                ---------------------------------------------------------------------
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                (1) Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of
                    15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of annual per unit values.
                (2) Reserves per unit are only calculated on an annual basis when the
                    Trust has a full independent reserve evaluation prepared.

            -   The periodic strategic acquisition of producing and undeveloped properties to enhance current production or provide the potential for future drilling locations and if successful, additional production and reserves.

            -   Using prudent production practices to maximize the recovery of oil and natural gas from the reservoirs.

            -   Controlling costs for both routine operating expenditures and costs incurred for capital projects. ARC expects that the aggregate amount of operating costs will increase over time as ARC adds approximately
                300 wells per year to its operating base to replace the natural decline on existing producing wells.

            ARC's business plan and operating practices also include the following strategies and action plans that are being undertaken to increase ARC's competitiveness and future profitability:

            -   Continual development of staff expertise and the hiring and retention of some of the industry's best and most qualified personnel.

            -   Building relationships with suppliers, joint venture partners, government and other stakeholders and conducting business in a fair and equitable manner.

            -   Promoting the use of proven and effective technologies to enhance the recoverable resources in place and reduce costs.

            -   Being an industry leader in health, safety and environmental performance.

            -   Actively supporting local initiatives and charities in the communities in which we live and work.

            The effectiveness of ARC's business plan can best be measured by historical results as shown in Table 2. Investors and unitholders will appreciate that commodity prices are a significant factor in determining profitability and market returns of the units, however the combination of appreciating commodity prices and the successful execution of ARC's business plan has resulted in the following returns to unitholders:

            Table 2
            -------------------------------------------------------------------------
            Total Returns(1)                        Trailing    Trailing    Trailing
            ($ per unit except for per cent)        One Year  Three Year   Five Year
            -------------------------------------------------------------------------
            Distributions per unit                $     2.68  $     7.48  $    11.27
            Capital appreciation per unit         $     2.39  $     0.74  $     9.50
            Total return per unit                 $     5.07  $     8.22  $    20.77
            Annualized total return per unit           21.2%        9.1%       23.3%
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Calculated as at September 30, 2008.

            2008 Guidance

            Table 3 is a summary of the Trust's 2008 Revised Guidance and a review of
2008 actual results compared to guidance:

            Table 3
            -------------------------------------------------------------------------
                                                            September 2008    Actual
                                                                  Guidance  2008 YTD
            -------------------------------------------------------------------------
            Production (boe/d)                               64,000-65,000    65,063
            -------------------------------------------------------------------------
            Expenses ($/boe):
              Operating costs                                        10.20     10.14
              Transportation                                          0.80      0.77
              G&A expenses(1)                                         2.75      2.65
              Interest                                                1.50      1.39
            Capital expenditures ($ millions)(2)                       530     379.1
            Weighted average trust units and
             units issuable (millions)                                 216       217
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) G&A guidance has been revised from the original estimate of $3.15 per boe. The components of the $2.75 per boe G&A guidance for the full year are as follows: cash G&A - $1.70 perboe; cash component of
                LTIP -$0.90 per boe; non-cash LTIP component - $0.15 per boe
            (2) 2008 Capital Expenditure Guidance has been revised downward to
                $530 million from the original estimate of $550 million.
            >>

            The 2008 Guidance provides unitholders with information as to management's expectations for results of operations for 2008. Readers are cautioned that the 2008 Guidance may not be appropriate for other purposes.
            The Trust reviewed distribution levels in light of the outlook for commodity prices and the estimated increase in Alberta royalties pursuant to the new Framework in 2009. Following the $0.24 per unit October distribution to be paid November 17, 2008, the monthly distribution will be $0.20 per unit per month. Distribution levels are reviewed regularly and revisions are approved at the discretion of the Board of Directors.
            Actual results for the first nine months of 2008 were in line with 2008 guidance with some minor exceptions as follows:

            <<
            -   G&A expenses of $2.65 per boe were lower than initial guidance of
                $3.15 per boe due to the decrease in the Trust's unit price at quarter-end that resulted in a lower non-cash LTIP expense. Full year
                G&A cash expenses are still expected to be in line with guidance while total G&A may fluctuate due to the variability of the Trust's unit price. The Trust has lowered the cash LTIP expense to $0.90 per boe from $1.00 per boe and the non-cash LTIP expense to $0.15 per boe from $0.44 per boe based on the reduction in the unit price.

            -   Capital expenditures guidance included amounts that the Trust anticipated spending on crown land acquisitions throughout the year, however, it was difficult to know the success rate that the Trust would have in the silent bid process used for crown land sales. At this time, the Trust is revising its guidance to $530 million down from the original guidance of $550 million.
            >>

            Non-GAAP Measures

            Historically, management used the non-GAAP measure Cash Flow or cash flow from operations to analyze operating performance, leverage and liquidity. We have now chosen to use the GAAP measure cash flow from operating activities instead of Cash Flow or cash flow from operations. There are two differences between the two measures and cash flow from operating activities: positive or negative changes in non-cash working capital and the deduction of expenditures on site restoration and reclamation as they appear on the Consolidated
Statements of Cash Flows. Although management feels that Cash Flow, or cash flow from operations, is a valued measure of funds generated by the Trust during the reported quarter, we have changed our disclosure to only discuss the GAAP measure in the MD&A in order to avoid any potential confusion by readers of our financial information and in our opinion, to more fully comply with the intent of certain regulatory requirements.
            Our historical measure of Cash Flow reflected revenues and costs for the three months reported in the quarter. This amount, however, comprised accruals for at least one month of revenue and approximately two months of costs. The oil and gas industry is designed such that revenues are typically collected on the 25th day of the month following the actual production month. Royalties are typically paid two months following the actual production month and operating costs are paid as the invoices are received. This can take several months;
however, most invoices for operated properties are paid within approximately two months of the production month. In the event that commodity prices and or volumes have changed significantly from the last month of the previous reporting period over the last month of the current reporting period, a difference could occur between cash flow from operating activities and our historical non-GAAP measure of Cash Flow or cash flow from operations.
Additionally, periods where the Trust spends a significant amount on site restoration and reclamation would result in a difference between cash flow from operating activities and Cash Flow or cash flow from operations.
            At the time of writing this MD&A, substantially all revenues have been collected for the production period of September 2008. Management performs analysis on the amounts collected to ensure that the amounts accrued for
September are accurate. Analysis is also performed regularly on royalties and operating costs to ensure that amounts have been accurately accrued.
            Management uses certain key performance indicators ("KPIs") and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks ("netbacks"), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by
Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

            <<
            2008 Third Quarter Financial and Operational Results

            Financial Highlights
            Table 4
            -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                             September 30            September 30
            -------------------------------------------------------------------------
            (Cdn $ millions,
             except per unit                             %                       %
             and volume data)           2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            Cash flow from operating
             activities                251.4   179.6      40   734.8   531.2      38
            Cash flow from operating
             activities per unit(1)     1.16    0.85      36    3.41    2.54      34
            Net income                 311.7   120.8     158   450.3   389.0      16
            Net income per unit(2)      1.46    0.58     152    2.12    1.88      13
            Distributions per unit(3)   0.80    0.60      33    2.08    1.80      16
            Distributions as a per cent
             of cash flow from
             operating activities         68      70      (3)     60      70     (14)
            Average daily production
             (boe/d)(4)               64,325  61,108       5  65,063  62,296       4
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at year-end.
            (2) Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.
            (3) Based on number of trust units outstanding at each cash distribution date.
            (4) Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent ("boe") based on 6 mcf: 1 bbl.
                The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of the term boe in isolation may be misleading.
            >>

            Net Income

            Net income in the third quarter of 2008 was $311.7 million ($1.46 per unit), an increase of $190.9 million from $120.8 million ($0.58 per unit) in
2007. While cash flow from operating activities increased $71.8 million in the third quarter of 2008 compared to the same period in 2007 (see Table 6 for details), there were several non-cash items that impacted the Trust's net income in the current quarter as follows:

            <<
            -   The Trust recorded a $187.5 million unrealized gain on risk management contracts, a $185.4 million increase compared to an unrealized gain of $2.1 million for the same period of 2007. The unrealized gain was attributed to the decline in commodity prices during the third quarter.
            -   The Trust recorded a $15.5 million non-cash foreign exchange loss on its U.S. denominated debt as a result of the weakening of the
                Canadian dollar relative to the U.S. dollar during the quarter compared to a non-cash gain of $25.7 million in 2007.
            -   The Trust recorded a non-cash G&A recovery of $5.5 million in the third quarter compared to a non-cash expense of $3.7 million in 2007 on the Trust's Long-term incentive plan due to the decrease in the trust unit price in the quarter.
            -   The Trust recorded a $48.4 million future income tax expense for the third quarter of 2008 compared to a $6.3 million recovery in 2007.
                The future income tax expense was attributed to the unrealized gain on risk management contracts in the quarter.
            >>

            A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions. Table 5 illustrates the annual shortfall of distributions to net income as a measure of long-term sustainability.

            <<
            Table 5
            -------------------------------------------------------------------------
            Net income and Distributions
            ($ millions except per cent)    Q3 2008   YTD 2008       2007       2006
            -------------------------------------------------------------------------
            Net income                        311.7      450.3      495.3      460.1
            Distributions                     171.3      442.8      498.0      484.2
            -------------------------------------------------------------------------
            Excess (Shortfall)                140.4        7.5       (2.7)     (24.1)
            Excess (Shortfall) as per cent
             of net income                      45%         2%        (1%)       (5%)
            Distributions as a per cent of
             cash flow from operating
             activities                         68%        60%        71%        66%
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Cash Flow from Operating Activities

            Cash flow from operating activities increased by 40 per cent in the third quarter of 2008 to $251.4 million from $179.6 million in the third quarter of
2007. The increase in third quarter 2008 cash flow from operating activities is detailed in Table 6.

            Table 6
            -------------------------------------------------------------------------
                                                                  ($ per          (%
                                                 ($ millions) trust unit)   variance)
            -------------------------------------------------------------------------
            Q3 2007 Cash flow from
             Operating Activities                      179.6        0.85           -
            -------------------------------------------------------------------------
            Volume variance                             15.8        0.07           9
            Price variance                             169.6        0.80          94
            Cash losses on risk management contracts   (42.3)      (0.19)        (24)
            Royalties                                  (39.6)      (0.19)        (22)
            Expenses:
              Transportation                            (1.2)      (0.01)         (1)
              Operating(1)                              (6.6)      (0.03)         (4)
              Cash G&A                                  (0.6)          -           -
              Interest                                   0.8           -           -
              Realized foreign exchange gain / loss     (0.8)          -           -
            Weighted average trust units                   -       (0.03)          -
            Non-cash and other items(2)                (23.3)      (0.11)        (13)
            -------------------------------------------------------------------------
            Q3 2008 Cash flow from Operating
             Activities                                251.4        1.16           -
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Excludes non-cash portion of LTIP expense recorded in operating costs.
            (2) Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

            Year-to-date cash flow from operating activities increased by 38 per cent in 2008 to $734.8 million from $531.2 million in the first nine months of
2007. The increase in 2008 cash flow from operating activities is detailed in
Table 6a.

            Table 6a
            -------------------------------------------------------------------------
                                                                  ($ per          (%
                                                 ($ millions) trust unit)   variance)
            -------------------------------------------------------------------------
            YTD 2007 Cash flow from
             Operating Activities                      531.2        2.54           -
            -------------------------------------------------------------------------
            Volume variance                             44.1        0.21           8
            Price variance                             447.8        2.14          84
            Cash losses on risk management contracts  (123.8)      (0.60)        (23)
            Royalties                                  (95.0)      (0.45)        (18)
            Expenses:
              Transportation                            (1.4)      (0.01)          -
              Operating(1)                             (18.8)      (0.09)         (4)
              Cash G&A                                  (8.1)      (0.04)         (2)
              Interest                                   2.8        0.01           1
              Realized foreign exchange gain / loss     (0.9)          -           -
            Weighted average trust units                   -       (0.09)          -
            Non-cash and other items(2)                (43.1)      (0.21)         (8)
            -------------------------------------------------------------------------
            YTD 2008 Cash flow from Operating
             Activities                                734.8        3.41           -
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Excludes non-cash portion of LTIP expense recorded in operating costs.
            (2) Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

            2008 Cash Flow from Operating Activities Sensitivity

            Table 7 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment:

            Table 7
            -------------------------------------------------------------------------
                                                          Impact on Annual
                                               Cash flow from operating activities(2)
            -------------------------------------------------------------------------
            Business Environment                  Assumption      Change      $/Unit
            -------------------------------------------------------------------------
            Oil price (US$WTI/bbl)(1)             $   107.10  $     1.00  $     0.04
            Natural gas price (Cdn $AECO/mcf)(1)  $     8.40  $     0.10  $     0.03
            Cdn$/US$ exchange rate                $     1.04  $     0.01  $     0.05
            Interest rate on floating rate debt   %      4.0%      1.0  $     0.03
            Operational
            Liquids production volume (bbl/d)        31,500%      1.0  $     0.05
            Natural gas production volumes
             (mmcf/d)                                 195.5%      1.0  $     0.02
            Operating expenses per boe            $   10.20%      1.0  $     0.01
            Cash G&A expenses per boe             $    2.60%     10.0  $     0.03
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Analysis does not include the effect of hedging contracts.
            (2) Assumes constant working capital.

            Production
            Table 8
            -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                             September 30            September 30
            -------------------------------------------------------------------------
                                                         %                       %
            Production                  2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            Light & medium crude oil
             (bbl/d)                  27,211  27,207       -  27,073  27,353      (1)
            Heavy oil (bbl/d)          1,298   1,230       6   1,299   1,329      (2)
            Natural gas (mmcf/d)       192.0   173.3      11   197.0   177.6      11
            NGL (bbl/d)                3,822   3,795       1   3,862   4,013      (4)
            -------------------------------------------------------------------------
            Total production
             (boe/d)(1)               64,325  61,108       5  65,063  62,296       4
            % Natural gas production      50      47       6      50      48       4
            % Crude oil and liquids
             production                   50      53      (6)     50      52      (4)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Reported production for a period may include minor adjustments from previous production periods.
            >>

            Production volumes averaged 64,325 boe per day in the third quarter of
2008 up five per cent from the same period in 2007. The majority of the increase in volumes was from the Dawson area due to the start-up of a third party gas plant in the fourth quarter of 2007. The volumes were in line with management's expectations and incorporated minor downtime for planned turnarounds that were completed during the quarter. The Trust is maintaining its full year production guidance at 64,000 to 65,000 boe per day.

            <<
            Table 9 summarizes the Trust's third quarter production by core area:

            Table 9
            -------------------------------------------------------------------------
                                               Three Months Ended September 30, 2008
            -------------------------------------------------------------------------
            Production                        Total        Oil        Gas        NGL
            Core Area(1)                     (boe/d)    (bbl/d)   (mmcf/d)    (bbl/d)
            -------------------------------------------------------------------------
            Central AB                        7,428      1,380       29.0      1,218
            Northern AB & BC                 21,705      5,112       90.2      1,553
            Pembina & Redwater               13,972      9,866       19.1        921
            S.E. AB & S.W. Sask.              9,629        977       51.9          8
            S.E. Sask. & MB                  11,591     11,175        1.8        122
            -------------------------------------------------------------------------
            Total                            64,325     28,510      192.0      3,822
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                               Three Months Ended September 30, 2007
            -------------------------------------------------------------------------
            Production                        Total        Oil        Gas        NGL
            Core Area(1)                     (boe/d)    (bbl/d)   (mmcf/d)    (bbl/d)
            -------------------------------------------------------------------------
            Central AB                        7,694      1,522       29.6      1,234
            Northern AB & BC                 19,106      5,776       71.2      1,475
            Pembina & Redwater               13,497      9,411       18.7        971
            S.E. AB & S.W. Sask.              9,679      1,008       52.0         10
            S.E. Sask. & MB                  11,132     10,720        1.8        105
            -------------------------------------------------------------------------
            Total                            61,108     28,437      173.3      3,795
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Provincial references: AB is Alberta, BC is British Columbia, Sask.
                is Saskatchewan, MB is Manitoba, S.E. is southeast and S.W. is southwest.

            Table 9a summarizes the Trust's production by core area for the first nine months of 2008:

            Table 9a
            -------------------------------------------------------------------------
                                                Nine Months Ended September 30, 2008
            -------------------------------------------------------------------------
            Production                        Total        Oil        Gas        NGL
            Core Area(1)                     (boe/d)    (bbl/d)   (mmcf/d)    (bbl/d)
            -------------------------------------------------------------------------
            Central AB                        7,549      1,405       29.5      1,228
            Northern AB & BC                 22,550      5,473       93.1      1,553
            Pembina & Redwater               13,599      9,405       19.7        911
            S.E. AB & S.W. Sask.              9,826        991       52.9         12
            S.E. Sask. & MB                  11,539     11,098        1.8        158
            -------------------------------------------------------------------------
            Total                            65,063     28,372      197.0      3,862
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                Nine Months Ended September 30, 2007
            -------------------------------------------------------------------------
            Production                        Total        Oil        Gas        NGL
            Core Area(1)                     (boe/d)    (bbl/d)   (mmcf/d)    (bbl/d)
            -------------------------------------------------------------------------
            Central AB                        7,984      1,644       30.2      1,313
            Northern AB & BC                 19,545      5,815       73.2      1,526
            Pembina & Redwater               13,579      9,378       18.9      1,051
            S.E. AB & S.W. Sask.              9,969      1,065       53.4          9
            S.E. Sask. & MB                  11,218     10,780        1.9        114
            -------------------------------------------------------------------------
            Total                            62,296     28,682      177.6      4,013
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Provincial references: AB is Alberta, BC is British Columbia, Sask.
                is Saskatchewan, MB is Manitoba, S.E. is southeast and S.W. is southwest.
            >>

            Revenue

            Revenue increased to $485.7 million for the third quarter of 2008. The increase in revenue was attributable to both higher realized oil prices and increased production volumes. Prior to hedging activities, ARC's total realized commodity price was $82.06 per boe in the third quarter of 2008, a
54 per cent increase from the $53.41 per boe received prior to hedging in
2007. For the nine months ended September 30, 2008, the Trust realized
$78.84 per boe, a 47 per cent increase over the realized price of $53.73 per boe received in the comparable period in 2007. Both of these amounts are prior to hedging losses.

            <<
            A breakdown of revenue is as follows in Table 10:

            Table 10
            -------------------------------------------------------------------------
            Revenue                       Three Months Ended       Nine Months Ended
                                             September 30            September 30
            -------------------------------------------------------------------------
                                                         %                       %
            ($ millions)                2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            Oil revenue                299.5   192.0     56    833.3   520.3      60
            Natural gas revenue        153.3    88.1     74    482.6   334.3      44
            NGL revenue                 29.1    19.4     50     82.4    57.0      45
            -------------------------------------------------------------------------
            Total commodity revenue    481.9   299.5     61  1,398.3   911.6      53
            Other revenue                3.8     0.7    443      7.3     2.0     265
            -------------------------------------------------------------------------
            Total revenue              485.7   300.2     62  1,405.6   913.6      54
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            The oil and natural gas prices realized by the Trust are based upon quality and transportation differentials from major North American commodity postings. The Trust's realized oil price was 94 per cent of the Edmonton posted oil prices, slightly higher than the comparable quarter of 2007 where
ARC received 92 per cent. The Trust has not experienced any significant change in the quality composition of its oil production hence the increase in price relative to Edmonton posted prices is due to the strengthening of prices for sour and medium sour blend postings relative to Edmonton posted prices.
Approximately 43 per cent of ARC's crude oil production is light sweet oil,
53 per cent is light and medium sour crude with the balance being heavy oil.
The Trust's natural gas price of $8.68 per mcf was lower than the AECO monthly average in the quarter of $9.27 per mcf as a portion of the Trust's natural gas production is sold at the AECO daily spot price which averaged $7.75 per mcf during the third quarter.

            <<
            Table 11
            -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                             September 30            September 30
            -------------------------------------------------------------------------
                                                         %                       %
                                        2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            Average Benchmark Prices
            AECO gas ($/mcf)(1)         9.27    5.61      65    8.58    6.81      26
            WTI oil (US$/bbl)(2)      118.18   75.33      57  113.39   66.22      71
            Cdn$/US$ foreign
             exchange rate              1.04    1.04       -    1.02    1.10      (7)
            Edmonton Posted oil
             (Cdn$/bbl)               121.77   79.78      53  114.99   72.99      58
            -------------------------------------------------------------------------
            ARC Realized Prices
             Prior to Hedging
            Oil ($/bbl)               114.20   73.40      56  107.20   66.45      61
            Natural gas ($/mcf)         8.68    5.52      57    8.94    6.90      30
            NGL ($/bbl)                82.87   55.64      49   77.91   52.07      50
            -------------------------------------------------------------------------
            Total commodity revenue
             before hedging ($/boe)    81.42   53.28      53   78.44   53.61      46
            Other revenue ($/boe)       0.64    0.13     392    0.40    0.12     233
            -------------------------------------------------------------------------
            Total revenue before
             hedging ($/boe)           82.06   53.41      54   78.84   53.73      47
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Represents the AECO monthly posting.
            (2) WTI represents West Texas Intermediate posting as denominated in US$.
            >>

            Risk Management and Hedging Activities

            ARC continues to maintain an ongoing risk management program to reduce the volatility of revenues in order to increase the certainty of distributions, protect acquisition economics, and fund capital expenditures.
The risk management program and Board approved parameters are discussed in the
Trust's 2007 Annual Report filed on SEDAR and available on the Trust's website
- www.arcenergytrust.com.
            Strong commodity prices throughout the third quarter had a significant positive impact on the Trust's revenue; however, these strong prices resulted in realized cash losses of $34.3 million on the Trust's oil and natural gas risk management contracts. Despite strong average commodity prices during the third quarter, prices decreased late in the quarter and futures prices as of
September 30, 2008 were significantly lower than June 30, 2008. Consequently, the Trust recorded a $187.5 million unrealized non-cash mark-to-market gain on risk management contracts.
            Table 12 is a summary of the total gain (loss) on risk management contracts for the third quarter of 2008 as compared to the same period in
2007.

            <<
            Table 12
            -------------------------------------------------------------------------
            Risk Management
             Contracts                    Crude Oil    Natural     Foreign
            ($ millions)                  & Liquids        Gas  Currency(3)    Power
            -------------------------------------------------------------------------
            Realized cash (loss) gain
             on contracts(1)                  (26.9)      (7.5)      (0.2)         -
            Unrealized (loss) gain on
             contracts(2)                     139.6       39.6        5.6        1.9
            -------------------------------------------------------------------------
            Total gain (loss) on risk
             management contracts             112.7       32.1        5.4        1.9
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            --------------------------------------------------------------
            Risk Management
             Contracts                                 Q3 2008    Q3 2007
            ($ millions)                   Interest      Total      Total
            --------------------------------------------------------------
            Realized cash (loss) gain
             on contracts(1)                    0.3      (34.3)       8.0
            Unrealized (loss) gain on
             contracts(2)                       0.8      187.5        2.1
            --------------------------------------------------------------
            Total gain (loss) on risk
             management contracts               1.1      153.2       10.1
            --------------------------------------------------------------
            --------------------------------------------------------------

            (1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
            (2) The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.
            (3) Unrealized gain on foreign currency contracts includes a $6.2 million dollar gain on contracts related to repayments of the Trust's U.S.
                denominated long-term debt. See the Foreign Exchange Gains and Losses section of this MD&A for further details on the debt related contracts.

            Table 12a
            -------------------------------------------------------------------------
            Risk Management
             Contracts                    Crude Oil    Natural     Foreign
            ($ millions)                  & Liquids        Gas  Currency(3)    Power
            -------------------------------------------------------------------------
            Realized cash (loss) gain
             on contracts(1)                  (78.0)     (17.8)       0.1          -
            Unrealized (loss) gain
             on contracts(2)                    3.3       13.2        6.5        1.9
            -------------------------------------------------------------------------
            Total gain (loss) on risk
             management contracts             (74.7)      (4.6)       6.6        1.9
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            --------------------------------------------------------------
            Risk Management
             Contracts                                YTD 2008   YTD 2007
            ($ millions)                   Interest      Total      Total
            --------------------------------------------------------------
            Realized cash (loss) gain
             on contracts(1)                  (12.8)    (108.5)      15.3
            Unrealized (loss) gain
             on contracts(2)                    1.1       26.0       (8.0)
            --------------------------------------------------------------
            Total gain (loss) on risk
             management contracts             (11.7)     (82.5)       7.3
            --------------------------------------------------------------
            --------------------------------------------------------------

            (1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
            (2) The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.
            (3) Unrealized gain on foreign currency contracts includes a $6.9 million dollar gain on contracts related to repayments of the Trust's U.S.
                denominated long-term debt. See the Foreign Exchange Gains and Losses section of this MD&A for further details on the debt related contracts.
            >>

            The volatility of oil and natural gas prices can lead to significant changes in the mark-to-market position of the Trust's oil and natural gas contracts. Unrealized losses at September 30, 2008 were calculated using forward strip prices as of that date to arrive at a closing mark-to-market loss position excluding contracts designated as effective accounting hedges, of $38.6 million compared to a loss position of $226 million at June 30, 2008 resulting from a weakening in commodity prices late in the third quarter.
Commodity prices continued to decline after the quarter end, resulting in an increase in the value of the Trust's risk management contracts.
            For the remainder of 2008 the Trust has unlimited price participation on approximately 70 per cent of forecast production. The remaining 30 per cent of production volumes have price caps at average prices of US$90 per barrel on crude oil and Cdn$9.68 per GJ on natural gas along with downside price protection at average prices of US$68.13 per barrel on crude oil and
Cdn$7.42 per GJ on natural gas. For 2009, the Trust has 5,000 barrels per day of production capped at US$90 per barrel. Subsequent to the quarter end the
Trust has bought back a portion of this contract to regain the upside price potential on this production. Table 13 is an indicative summary of the Trust's positions for crude oil, natural gas and related foreign exchange for the next twelve months as at September 30, 2008:

            <<
            Table 13
            -------------------------------------------------------------------------
            Hedge Positions Summary
            As at September 30, 2008(1)(2)
            -------------------------------------------------------------------------
                                                  Q4 2008               Q1 2009
            -------------------------------------------------------------------------
            Crude Oil                       US$/bbl    bbl/day    US$/bbl    bbl/day
            -------------------------------------------------------------------------
            Sold Call                         90.00     10,000      90.00      5,000
            Bought Put                        68.13     10,000      55.00      5,000
            Sold Put                          51.07      7,000      40.00      5,000
            -------------------------------------------------------------------------
            Natural Gas                     Cdn$/GJ     GJ/day    Cdn$/GJ     GJ/day
            -------------------------------------------------------------------------
            Sold Call                          9.68     48,570      10.51     42,202
            Bought Put                         7.42     48,570       7.81     42,202
            Sold Put                           5.26     10,480          -          -
            -------------------------------------------------------------------------
            Foreign Exchange               Cdn$/US$  $ million   Cdn$/US$  $ million
            -------------------------------------------------------------------------
            Bought Put                       1.0750       3.00          -          -
            Sold Put                         1.0300       3.00          -          -
            Swap                             1.0150      12.00          -          -
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Hedge Positions Summary
            As at September 30, 2008(1)(2)
            -------------------------------------------------------------------------
                                                  Q2 2009               Q3 2009
            -------------------------------------------------------------------------
            Crude Oil                       US$/bbl    bbl/day    US$/bbl    bbl/day
            -------------------------------------------------------------------------
            Sold Call                         90.00      5,000      90.00      5,000
            Bought Put                        55.00      5,000      55.00      5,000
            Sold Put                          40.00      5,000      40.00      5,000
            -------------------------------------------------------------------------
            Natural Gas                     Cdn$/GJ     GJ/day    Cdn$/GJ     GJ/day
            -------------------------------------------------------------------------
            Sold Call                            -          -           -          -
            Bought Put                           -          -           -          -
            Sold Put                             -          -           -          -
            -------------------------------------------------------------------------
            Foreign Exchange               Cdn$/US$  $ million   Cdn$/US$  $ million
            -------------------------------------------------------------------------
            Bought Put                            -          -          -          -
            Sold Put                              -          -          -          -
            Swap                                  -          -          -          -
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all
                NYMEX positions to an AECO equivalent price. In addition to positions shown here, ARC has entered into additional basis positions.
            (2) Please refer to note 9 in the Notes to the Consolidated Financial
                Statements for full details of the Trust's hedging positions as at
                September 30, 2008.

            Table 13 should be interpreted as follows using the fourth quarter 2008 crude oil hedges as an example. To accurately analyze the Trust's hedge position, contracts need to be modeled separately, as using average prices and volumes may be misleading.

            -   If the market price is below $51.07, ARC will receive $68.13 less the difference between $51.07 and the market price on 7,000 barrels per day. For example if the market price is $51.06, ARC will receive
                $68.12 on 7,000 barrels per day.
            -   If the market price is between $51.07 and $68.13, ARC will receive
                $68.13 on 10,000 barrels per day.
            -   If the market price is between $68.13 and $90.00, ARC will receive the market price on 10,000 barrels per day.
            -   If the market price exceeds $90.00, ARC will receive $90.00 on
                10,000 barrels per day.

            Operating Netbacks

            The Trust's operating netback, after realized commodity and related foreign exchange hedging losses, increased 42 per cent to $50.28 per boe in the third quarter of 2008 compared to $35.52 per boe in the same period of
2007. The increase in netbacks in 2008 is primarily due to a 53 per cent increase in the Trust's weighted average sales price. The increase in revenue was partially offset by an increase in royalties and operating costs.

            The components of operating netbacks are shown in Tables 14 and 14a:

            Table 14
            -------------------------------------------------------------------------
                              Light and
                                 Medium    Heavy  Natural           Q3 2008  Q3 2007
            Netbacks          Crude Oil      Oil      Gas      NGL    Total    Total
             ($ per boe)         ($/bbl)  ($/bbl)  ($/mcf)  ($/bbl)  ($/boe)  ($/boe)
            -------------------------------------------------------------------------
            Weighted average
             sales price         114.92    98.97     8.68    82.87    81.42    53.28
            Other revenue             -        -        -        -     0.64     0.13
            -------------------------------------------------------------------------
            Total revenue        114.92    98.97     8.68    82.87    82.06    53.41
            Royalties            (17.57)  (10.53)   (1.99)  (23.83)  (15.00)   (8.76)
            Transportation        (0.18)   (1.10)   (0.24)       -    (0.80)   (0.65)
            Operating costs(1)   (13.80)  (11.26)   (1.19)   (9.78)  (10.19)   (9.93)
            -------------------------------------------------------------------------
            Netback prior to
             hedging              83.37    76.08     5.26    49.26    56.07    34.07
            Realized gain (loss)
             on risk management
             contracts           (10.81)       -    (0.43)       -    (5.79)    1.45
            -------------------------------------------------------------------------
            Netback after
             hedging              72.56    76.08     4.83    49.26    50.28    35.52
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

            Table 14a
            -------------------------------------------------------------------------
                              Light and
                                 Medium    Heavy  Natural          YTD 2008 YTD 2007
            Netbacks          Crude Oil      Oil      Gas      NGL    Total    Total
             ($ per boe)         ($/bbl)  ($/bbl)  ($/mcf)  ($/bbl)  ($/boe)  ($/boe)
            -------------------------------------------------------------------------
            Weighted average
             sales price         108.09    88.49     8.94    77.92    78.44    53.61
            Other revenue             -        -        -        -     0.40     0.12
            -------------------------------------------------------------------------
            Total revenue        108.09    88.49     8.94    77.92    78.84    53.73
            Royalties            (16.69)   (9.49)   (1.89)  (22.15)  (14.18)   (9.28)
            Transportation        (0.13)   (1.16)   (0.23)       -    (0.77)   (0.73)
            Operating costs(1)   (14.00)  (10.94)   (1.21)   (7.18)  (10.14)   (9.51)
            -------------------------------------------------------------------------
            Netback prior to
             hedging              77.27    66.90     5.61    48.59    53.75    34.21
            Realized gain (loss)
             on risk management
             contracts(2)        (10.49)       -    (0.33)       -    (6.08)    0.93
            -------------------------------------------------------------------------
            Netback after
             hedging              66.78    66.90     5.28    48.59    47.67    35.14
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.
            (2) Realized loss on risk management contracts excludes the settlement amount for the treasury interest rate lock contracts that were unwound during the first quarter of 2008.
            >>

            Royalties as a percentage of pre-hedged commodity revenue net of transportation costs were 18.5 per cent ($15.00 per boe) and 16.6 per cent
($8.76 per boe), respectively, for the third quarters of 2008 and 2007. The increase in the royalty rate from 16.6 per cent to 18.5 per cent was partially due to a higher proportion of gas revenue as natural gas royalty rates are generally higher, on average than royalty rates on crude oil production. In
2007, the Trust's royalty rates were lower than normal levels due to Gas Cost
Allowance credits and royalty credits received on a portion of the Trust's BC gas production. The higher rate is also attributed to changes to the Trust's production profile as new production has come on to offset production declines at existing properties.
            Operating costs increased to $10.19 per boe in the third quarter of 2008 compared to $9.93 per boe in the third quarter of 2007. Costs for the third quarter were in-line with expectations as turnarounds and maintenance activities continued throughout the summer months. For 2008, the Trust has maintained guidance at $10.20 per boe based on production of between 64,000 and 65,000 barrels per day. Total operating costs are projected to be approximately $235 million for the full year of 2008.

            Alberta Government New Royalty Framework

            On April 10, 2008, the Alberta Government announced revisions to the New
Royalty Framework ("Framework" or "NRF") that will take effect on January 1,
2009 pending final legislation which is expected in November 2008.

            <<
            The revisions to the Framework include the following:

            -   Increased royalty rates on conventional and non-conventional oil and natural gas production in Alberta whereby royalty rates may increase to maximum rates of 50 per cent;
            -   Sliding scale royalty calculations based on a broader range of commodity prices whereby conventional oil and natural gas royalty rates may increase up to maximum prices of approximately Cdn$120 per barrel and Cdn$16 per GJ, respectively;
            -   The elimination of royalty incentive and royalty holiday programs with the exception of specific programs relating to deep oil and natural gas drilling programs, innovative technology and enhanced recovery programs;
            >>

            Approximately 65 per cent of the Trust's production is in Alberta;
consequently, the Framework will have a significant adverse impact on the
Trust's Alberta and corporate royalty rates. The Trust has completed an assessment of the Framework and has estimated that the Trust's average corporate royalty rate will increase from approximately 18 per cent of revenue in 2008 to between 20 and 28 per cent of revenue in 2009 depending upon commodity prices as illustrated in Table 14b.

            <<
            Table 14b
            -------------------------------------------------------------------------
                            Royalty Rates - New Royalty Framework
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Edmonton posted oil (Cdn$/bbl)(1)            $60     $80    $100    $120
            AECO natural gas (Cdn$/GJ)(1)                 $6      $8     $10     $12
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Current Alberta royalty rate(2)            17.5%   17.5%   17.5%   17.5%
            -------------------------------------------------------------------------
            NRF Alberta royalty rate(3)                20.0%   25.0%   29.0%   33.0%
            -------------------------------------------------------------------------
                % Increase - Alberta royalty rate        14%     43%     66%     89%
            -------------------------------------------------------------------------
            Current Corporate royalty rate(2)          18.0%   18.0%   18.0%   18.0%
            -------------------------------------------------------------------------
            NRF Corporate royalty rate(3)              20.0%   23.0%   26.0%   28.0%
            -------------------------------------------------------------------------
                % Increase - Corporate royalty rate      11%     28%     44%     56%
            -------------------------------------------------------------------------
                Incremental Annual Corporate
                 royalties ($ Millions)                $15.0   $60.0  $125.0  $200.0
            -------------------------------------------------------------------------
                Decrease in annual cash flow per unit  $0.07   $0.27   $0.58   $0.91
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Canadian dollar denominated prices before quality differentials.
            (2) Current Alberta and Corporate royalty rates are consistent across all price scenarios as price ceilings have been exceeded under the current royalty regime whereby royalty rates change only marginally across the price scenarios presented.
            (3) Estimated royalty rates based on draft guidelines that are subject to interpretation. Changes to draft royalty guidelines may result in changes to the estimated royalty rates. Royalty rate includes Crown,
                Freehold and Gross Override royalties for all jurisdictions in which the Trust operates.

            Table 14c illustrates provincial royalty rates following implementation of the Framework whereby royalty rates in Alberta will be significantly higher than royalty rates in the Trust's other operating jurisdictions. Production in each province currently approximates 65 per cent in Alberta, 22 per cent in
Saskatchewan, 11 per cent in British Columbia and one per cent in Manitoba.
The Trust may redirect future capital spending from Alberta if rates of return erode relative to other provinces following implementation of the Framework in
January 2009.

            Table 14c
            -------------------------------------------------------------------------
                       Provincial Royalty Rates - New Royalty Framework
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Edmonton posted oil (Cdn$/bbl)(1)            $60     $80    $100    $120
            AECO natural gas (Cdn$/GJ)(1)                 $6      $8     $10     $12
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Current Alberta royalty rate(2)            17.5%   17.5%   17.5%   17.5%
            -------------------------------------------------------------------------
            NRF Alberta royalty rate(2)                20.0%   25.0%   29.0%   33.0%
            -------------------------------------------------------------------------
            Saskatchewan royalty rate(2)               20.7%   20.7%   20.7%   20.7%
            -------------------------------------------------------------------------
            British Columbia royalty rate(2)           23.5%   23.5%   23.5%   23.5%
            -------------------------------------------------------------------------
            Manitoba royalty rate(2)                   17.4%   17.4%   17.4%   17.4%
            -------------------------------------------------------------------------
            (1) Canadian dollar denominated prices before quality differentials.

            (2) Royalty rate includes Crown, Freehold and Gross Override royalties for all jurisdictions in which the Trust operates.
            >>

            As royalties under the new Framework are sensitive to both commodity prices and production levels, the estimated NRF Alberta and corporate royalty rates will fluctuate with commodity prices, well production rates, production decline of existing wells, and performance and location of new wells drilled.
The estimated Alberta and corporate royalty rates are based on draft guidelines that may change pending the outcome of final legislation.
            The Trust will upgrade its production accounting system in the fourth quarter to accommodate royalty calculations and reporting requirements under the Framework effective January 1, 2009.

            General and Administrative Expenses and Trust Unit Incentive Compensation

            Cash G&A expenses net of overhead recoveries on operated properties, excluding cash costs of the Whole Trust Unit Incentive Plan ("Whole Unit
Plan"), increased seven per cent to $9 million in the third quarter of 2008 from $8.4 million in the same period of 2007. Increases in G&A expenses for
2008 were due to increased staff levels and higher compensation costs.
            The Trust recorded a non-cash G&A recovery of $5.5 million (a recovery of
$0.93 per boe) during the third quarter, representing a reduction in the value of the Whole Unit Plan due to the decrease in the Trust's unit price from
$33.95 per unit at June 30, 2008 to $23.10 at September 30, 2008. There were no cash payments under the plan in the third quarter. Subsequent to quarter end, the Trust made a cash payment under the plan of $9.3 million of which
$7.0 million was recorded in G&A. The amount paid subsequent to quarter end was fully accrued as non-cash expense in the third quarter and the cash payment will be reflected as cash G&A and a decrement to cash flow from operating activities in the fourth quarter.

            Table 15 is a breakdown of G&A and trust unit incentive compensation expense:

            <<
            Table 15
            -------------------------------------------------------------------------
            G&A and Trust Unit
             Incentive Compensation      Three Months Ended       Nine Months Ended
             Expense                         September 30            September 30
            -------------------------------------------------------------------------
            ($ millions                                    %                       %
             except per boe)            2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            G&A expenses                13.3    12.0      11    40.3    38.1       6
            Operating recoveries        (4.3)   (3.6)     19   (12.2)  (12.0)      2
            -------------------------------------------------------------------------
            Cash G&A before
             Whole Unit Plan             9.0     8.4       7    28.1    26.1       8
            Whole Unit Plan  - cash        -       -       -    14.4     8.3      74
                             - accrued  (5.5)    3.7    (249)    4.7    (0.3)   1667
            -------------------------------------------------------------------------
            Total G&A and trust unit
             incentive compensation
             expense                     3.5    12.1     (71)   47.2    34.1      38
            -------------------------------------------------------------------------
            Total G&A and trust unit
             incentive compensation
             expense per boe            0.59    2.16     (73)   2.65    2.00      33
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            The components of the initial $3.15 per boe G&A guidance for the full year were as follows: cash G&A - $1.71/boe; cash component of LTIP - $1.00 per boe; non-cash LTIP component - $0.44 per boe. The $1.00 per boe cash and
$0.44 per boe non-cash Whole Unit Plan amounts have been revised downward to
$0.90 per boe cash and $0.15 per boe non-cash to account for the decline in the trust unit price which impacts the fourth quarter cash payout and non-cash expense amounts under the Whole Unit Plan. The cash G&A guidance remains unchanged at $1.70 per boe for the remainder of 2008. The revised full year guidance for G&A is now $2.75 per boe.

            Whole Unit Plan

            The Whole Unit Plan results in each employee, officer and director (the
"plan participants") receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of
Restricted Trust Units ("RTUs") for which the number of units is fixed and will vest over a period of three years and Performance Trust Units ("PTUs")
for which the number of units is variable and will vest at the end of three years.
            Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers and indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust's total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero, if ARC's performance ranks in the bottom quartile, to two for top quartile performance.
            Table 16 shows the changes to the Whole Unit Plan during the first nine months of 2008 along with the estimated value of the plan at September 30,
2008:
            <<
            Table 16
            -------------------------------------------------------------------------
            Whole Unit Plan
            (units in thousands and         Number of      Number of           Total
             $ millions except per unit)         RTUs           PTUs   RTUs and PTUs
            -------------------------------------------------------------------------
            Balance, beginning of period          746            903           1,649
            Granted in the period                 414            353             767
            Vested in the period                 (193)          (183)           (376)
            Forfeited in the period               (41)           (42)            (83)
            -------------------------------------------------------------------------
            Balance, end of period(1)             926          1,031           1,957
            -------------------------------------------------------------------------
            Estimated distributions
             to vesting date(2)                   277            431             708
            Estimated units upon vesting
             after distributions                1,203          1,462           2,665
            Performance multiplier(3)               -            1.5               -
            -------------------------------------------------------------------------
            Estimated total units upon vesting  1,203          2,145           3,348
            -------------------------------------------------------------------------
            Trust unit price at
             September 30, 2008                $23.10         $23.10          $23.10
            Estimated total value upon
             vesting ($ millions)                27.8           49.5            77.3
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Based on underlying units before performance multiplier and accrued distributions.
            (2) Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.
            (3) The performance multiplier only applies to PTUs and was estimated to be 1.5 at September 30, 2008 based on an average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers.
            >>

            The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. In periods where substantial trust unit price fluctuation occurs, the Trust's G&A expense is subject to significant volatility.
            Table 17 is a summary of the range of future expected payments under the
Whole Unit Plan based on variability of the performance multiplier and units outstanding as at September 30, 2008:

            <<
            Table 17
            -------------------------------------------------------------------------
            Value of Whole Unit Plan
             as at September 30, 2008            Performance multiplier
            -------------------------------------------------------------------------
            (units thousands and
             $ millions except per unit)            -            1.0             2.0
            -------------------------------------------------------------------------
            Estimated units to vest
              RTUs                              1,203          1,203           1,203
              PTUs                                  -          1,462           2,923
            -------------------------------------------------------------------------
            Total units(1)                      1,203          2,665           4,126
            -------------------------------------------------------------------------
              Trust unit price(2)              $23.10         $23.10          $23.10
              Trust unit distributions
               per month(2)                     $0.24          $0.24           $0.24
            -------------------------------------------------------------------------
            Value of Whole Unit Plan
             upon vesting                        27.8           61.6            95.3
            -------------------------------------------------------------------------
              Officers                            2.9           18.8            34.8
              Directors                           1.9            1.9             1.9
              Staff                              23.0           40.9            58.6
            -------------------------------------------------------------------------
            Total payments under
             Whole Unit Plan(3)                  27.8           61.6            95.3
            -------------------------------------------------------------------------
              2008                                4.3            6.5             8.6
              2009                               10.7           19.1            27.6
              2010                                8.3           19.8            31.2
              2011                                4.5           16.2            27.9
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Includes additional estimated units to be issued for accrued distributions to vesting date.
            (2) Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes future trust unit price of $23.10 per trust unit and distributions based on current levels at September 30.
            (3) Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in March and April for the spring grants, and September and October for the fall grants of each year and at that time is reflected as a reduction of cash flow from operating activities.
            >>

            Due to the variability in the future payments under the plan, the Trust estimates that between $27.8 million and $95.3 million will be paid out from
2008 through 2011 based on the current trust unit price, distribution levels and the Trust's market performance relative to its peers.

            Provision for Non-recoverable Accounts Receivable

            On July 22, 2008, SemCanada Crude filed for protection under the
Companies' Creditors Arrangement Act ("CCAA"). At that time, the Trust had a receivable of $30.6 million owing from the counterparty for crude oil production that SemCanada marketed on behalf of the Trust. To date, the Trust has recorded a provision for non-recoverable accounts receivable of
$18 million ($13.5 million net of tax) for the estimated non-recoverable portion of the $30.6 million balance as Management believes that some portion of the $30.6 million owed by SemCanada is recoverable. The Trust has no additional exposure to SemCanada Crude as all production was allocated to other marketing counterparties effective July 23, 2008.

            Interest Expense

            Interest expense decreased to $7.8 million in the third quarter of 2008 from $8.6 million in the third quarter of 2007 due to a decrease in short-term interest rates. As at September 30, 2008, the Trust had $695.7 million of debt outstanding, of which $231 million was fixed at a weighted average rate of
4.8 per cent and $464.7 million was floating at current market rates plus a credit spread of 60 basis points. The Canadian market interest rates have declined to approximately 4.2 per cent in the third quarter of 2008 as compared to approximately 4.9 per cent in the same period of 2007. U.S. London
Inter-Bank Offer Rate ("LIBOR") interest rates have declined to approximately
3.1 per cent in the third quarter of 2008 as compared to approximately six per cent in the same period of 2007. Although Canadian interest rates and US LIBOR rates have decreased on average since the third quarter of 2007, they have been volatile towards the end of the September and into the month of October due to the credit crisis and the uncertainty surrounding some banks' sources of funds. In light of this volatility, the Trust has maintained annual guidance for interest expense at $1.50 per boe.

            Foreign Exchange Gains and Losses

            In the third quarter of 2008, the Trust recorded a loss of $16.3 million on foreign exchange transactions compared to a gain of $25.7 million in the same period of 2007. These amounts include both realized and unrealized foreign exchange gains and losses.
            Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.
            Unrealized foreign exchange gains and losses are due to revaluation of
U.S. denominated debt balances into Canadian dollars based on period end foreign exchange rates. The unrealized gain/loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount.
During the third quarter, the Canadian dollar weakened to 1.06 CAD$/US$ from
1.01 CAD$/US$ at June 30, 2008, resulting in an unrealized loss of
$15.5 million on U.S. dollar denominated debt of US$374 million.
            ARC entered into forward contracts to lock in exchange rates for principal repayments on US$127.2 million of the US$218 million fixed term debt outstanding. The forward contracts had a mark-to-market gain position at
September 30, 2008 of $9.5 million. The unrealized gain on these contracts has been included in the unrealized risk management contracts on the Consolidated
Statement of Income and Deficit.

            Taxes

            In the third quarter of 2008 the Trust recorded a future income tax expense of $48.4 million versus an income tax recovery of $6.3 million in the third quarter of 2007. The third quarter expense of $48.4 million is primarily due to the $187.5 million unrealized mark-to-market gain on risk management contracts. The Trust has recorded a current future income tax asset of
$13.9 million as at September 30, 2008 relating to the current portion of mark-to-market losses on risk management contracts. The net future tax liability on the balance sheet reflects the estimated tax liability associated with the Trust's income tax pools being less than the net book value of the
Trust's assets. Each quarter as the Trust makes distributions it effectively passes the taxable income in the current period on to its unitholders.
            On February 26, 2008, the Federal Government announced as part of the
Federal budget that the provincial component of the tax on the Trust is to be calculated based on the general provincial rate in each province in which the
Trust has a permanent establishment. This is the same way a corporation would calculate its provincial tax rate, and is different than the original calculation of the tax on the Trust, which had a deemed provincial rate of
13 per cent rather than Alberta's provincial rate of 10 per cent. At the time of writing this MD&A, the Federal budget had been substantively enacted;
however, the specific rules for determining the provincial rates for trusts had not been substantively enacted as at September 30, 2008. As a result, a reduction in the tax rate used for the Trust's future income tax calculation has not been reflected in the third quarter of 2008.
            On July 14, 2008, the Department of Finance released proposed amendments
(the "Conversion Rules") to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts into corporations. In general, the proposed amendments will permit a conversion to be tax deferred for both the unitholders and the income trust. However, the Conversion Rules provide alternative approaches to completing a tax deferred conversion. The Department of Finance requested comments on the Conversion Rules by September 15, 2008 and it is anticipated that there will be further amendments to the Conversion
Rules. Management and the Board of Directors continue to review the impact of the trust tax on our business strategy and while there has not been a decision as to ARC's future direction, at this time we are of the opinion that the conversion from a trust into a corporation may be the most logical and tax efficient alternative for ARC unitholders. We expect future technical interpretations and details will further clarify the legislation. At the present time, ARC believes that if structural or other similar changes are not made, the relative after-tax distribution amount in 2011 to taxable Canadian investors will remain approximately the same at the same distribution levels, however, will decline for both tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors.

            Depletion, Depreciation and Accretion of Asset Retirement Obligation

            The depletion, depreciation and accretion ("DD&A") rate decreased slightly to $15.79 per boe in the third quarter of 2008 from $16.11 per boe in the third quarter of 2007. Total depletion of oil and gas assets increased by
$3.4 million due to an increase in the Trust's production volumes for the quarter. The lower depletion rate in the third quarter and first nine months of 2008 relative to 2007 is due to a slight increase in the Trust's proven reserve base and a reduction in future development capital associated with the
Trust's proven reserve base in 2008.

            <<
            A breakdown of the DD&A rate is detailed in Table 18:

            Table 18
            -------------------------------------------------------------------------
            DD&A Rate                    Three Months Ended       Nine Months Ended
                                             September 30            September 30
            -------------------------------------------------------------------------
            ($ millions except                             %                       %
              per boe amounts)          2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            Depletion of oil & gas
             assets(1)                  91.1    87.7       4   276.5   267.8       3
            Accretion of asset
             retirement obligation(2)    2.3     2.9     (21)    6.9     8.7     (21)
            -------------------------------------------------------------------------
            Total DD&A expense          93.4    90.6       3   283.4   276.5       2
            DD&A rate per boe          15.79   16.11      (2)  15.90   16.26      (2)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the Property Plant & Equipment
                ("PP&E") balance and is being depleted over the life of the reserves.
            (2) Represents the accretion expense on the asset retirement obligation during the year.
            >>

            Capital Expenditures and Net Acquisitions

            During the third quarter of 2008, the Trust spent $136.4 million on capital expenditures, including $18.6 million for purchases of undeveloped land at land sales. In addition, $13.1 million was spent on net acquisitions of both producing properties and undeveloped land. Year-to-date, the Trust has spent $379.1 million on capital expenditures, including $105.3 million on undeveloped land. As well, the Trust has spent $23.4 million on minor producing property and undeveloped land property acquisitions in the first nine months of 2008.
            The following summarizes the Trust's year-to-date spending as it relates to our strategic focus areas:

            Resource Plays

            The Trust's resource play spending consists of costs incurred for projects in the Montney gas play, the Bakken oil play and the Trust's natural gas from coal ("NGC") projects. Year-to-date, the Trust has spent
$200.6 million which includes land purchases of $107.5 million.
            In the Montney, ARC has spent a total of $72.3 million ($159.8 million including crown land purchases and property purchases from other companies)
during the period. At September 30, 2008, the Trust had drilled and completed four horizontal and two vertical wells while an additional 15 wells (3 horizontal and 12 vertical) have been drilled and are scheduled to be completed in the fourth quarter. The Trust is on schedule with the construction of its 10 mmcf per day pipeline from Dawson to Fourth Creek with project completion expected in the fourth quarter.
            In the Bakken, the Trust purchased undeveloped land for $19.9 million and spent $11.7 million on the drilling of five wells that are all on production at the end of the third quarter at a combined rate of over 1,000 boe per day.
            NGC project spending has totaled $9.2 million for the first nine months of 2008.

            Tertiary EOR Initiatives

            Total spending of $34 million included $11.3 million spent on the
Redwater CO(2) injection pilot project during the first nine months of 2008.
During the third quarter the Trust received final approval from the Energy
Resources Conservation Board for the pilot project and began injecting CO(2)
on July 29th. In addition, $12.4 million has been spent at Weyburn where the
Trust participates in a CO(2) EOR flood operated by EnCana Corporation.
Finally, the Trust spent $10 million on projects at Midale where the Trust participates in a CO(2) EOR flood operated by Apache Corporation.

            Conventional Assets

            ARC's conventional assets accounted for total spending of $167.7 million, including land purchases. Some of the highlights of the conventional program are as follows.
            The Trust has drilled and completed 20 oil wells in the Pembina Cardium area, all of which are on production at the end of the third quarter.
            In Southwest Saskatchewan, the Trust has drilled a total of 49 shallow gas wells. Of these wells, 26 are currently on production and the remaining 23 will be completed and tied-in during the fourth quarter. In addition, the
Trust completed 22 wells in the first quarter of 2008 that were drilled in the fourth quarter of 2007. The Trust was planning to drill an additional 26 shallow gas wells in this area, however, environmental regulatory approvals have caused delays which may cause the Trust to defer this project until 2009.
            In Redwater, the Trust has drilled eight wells of which three are on production with the remaining five expected to be completed in the fourth quarter.

            Acquisitions and Dispositions

            The Trust completed minor net producing property acquisitions for
$0.2 million and undeveloped land purchases for $23.2 million year-to-date.
The acquisition of undeveloped property for $23.2 million is included in the
Montney resource play land purchases discussed above.
            A breakdown of capital expenditures and net acquisitions is shown in
Table 19:

            <<
            Table 19
            -------------------------------------------------------------------------
            Capital Expenditures         Three Months Ended       Nine Months Ended
                                             September 30            September 30
            -------------------------------------------------------------------------
                                                           %                       %
            -------------------------------------------------------------------------
            ($ millions)                2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            Geological and geophysical   1.3     2.9     (55)   23.3    11.9      96
            Drilling and completions    91.4    73.4      25   188.3   154.4      22
            Plant and facilities        24.2    21.1      15    59.9    54.1      11
            Undeveloped land            18.6    33.0     (44)  105.3    34.9     202
            Other capital                0.9     1.5     (40)    2.3     2.6     (12)
            -------------------------------------------------------------------------
            Total capital
             expenditures              136.4   131.9       3   379.1   257.9      47
            -------------------------------------------------------------------------
            Producing property
             acquisitions(1)               -    27.3    (100)    0.3    42.0     (99)
            Undeveloped land property
             acquisitions               13.1       -     100    26.9       -     100
            Producing property
             dispositions(1)               -       -       -    (0.1)   (4.6)    (98)
            Undeveloped land property
             dispositions                  -       -       -    (3.7)      -     100
            -------------------------------------------------------------------------
            Total capital expenditures
             and net acquisitions      149.5   159.2      (6)  402.5   295.3      36
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Value is net of post-closing adjustments.
            >>

            Approximately 57 per cent of the $136.4 million capital program in the third quarter of 2008 was financed with cash flow from operating activities compared to 38 per cent in the same period of 2007. Property acquisitions were financed through debt. On a year-to-date basis, the Trust has funded 77 per cent of the capital expenditures with cash flow from operating activities as compared to 58 percent for the first nine months of 2007.

            <<
            Table 20
            -------------------------------------------------------------------------
            Source of Funding of Capital Expenditures and Net Acquisitions
            ($ millions)
            -------------------------------------------------------------------------
                                       Three Months Ended         Three Months Ended
                                       September 30, 2008         September 30, 2007
            -------------------------------------------------------------------------
                                  Devel-     Net    Total    Devel-     Net    Total
                                 opment   Acquis-  Expend-  opment   Acquis-  Expend-
                                Capital   itions   itures  Capital   itions   itures
            -------------------------------------------------------------------------
            Expenditures          136.4     13.1    149.5    131.9     27.3    159.2
            -------------------------------------------------------------------------

            Cash flow from
             operating activities   57%        -      53%      38%        -      31%
            Proceeds from DRIP
             and Rights Plan        29%        -      26%      21%        -      17%
            Debt                    14%     100%      21%      41%     100%      52%
            -------------------------------------------------------------------------
                                   100%     100%     100%     100%     100%     100%
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Table 20a
            -------------------------------------------------------------------------
            Source of Funding of Capital Expenditures and Net Acquisitions
            ($ millions)
            -------------------------------------------------------------------------
                                   YTD September 30, 2008     YTD September 30, 2007
            -------------------------------------------------------------------------
                                  Devel-     Net    Total    Devel-     Net    Total
                                 opment   Acquis-  Expend-  opment   Acquis-  Expend-
                                Capital   itions   itures  Capital   itions   itures
            -------------------------------------------------------------------------
            Expenditures          379.1     23.4    402.5    257.9     37.4    295.3
            -------------------------------------------------------------------------

            Cash flow from
             operating activities   77%        -      72%      58%        -      50%
            Proceeds from DRIP
             and Rights Plan        23%      38%      24%      33%        -      29%
            Debt                      -      62%       4%       9%     100%      21%
            -------------------------------------------------------------------------
                                   100%     100%     100%     100%     100%     100%
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Asset Retirement Obligation and Reclamation Fund

            The Asset Retirement Obligation ("ARO") increased by $3.1 million in the first nine months of 2008 to $143.1 million ($140 million at December 31,
2007) for future abandonment and reclamation of the Trust's properties.
            Included in the September 30, 2008 ARO balance is a $1.6 million increase related to development activities in the first nine months of 2008 as well as changes in estimates for the existing liability. The ARO liability was also increased by $6.9 million for accretion expense in the period and was reduced by $7.8 million for actual abandonment expenditures incurred in the first nine months of 2008.
            The Trust maintains two reclamation funds that together held
$26.9 million at September 30, 2008, one exclusively for the reclamation of the Redwater property and the other for all of the Trust's other properties.
            In total, ARC contributed $9 million cash to its reclamation funds in the first nine months of 2008 and earned interest of $0.9 million on the fund balances. The fund balances were reduced by $9 million for cash-funded abandonment expenditures in the first nine months of 2008.

            Capitalization, Financial Resources and Liquidity

            A breakdown of the Trust's capital structure is detailed in Table 21 as at September 30, 2008 and December 31, 2007:

            <<
            Table 21
            -------------------------------------------------------------------------
            Capital Structure and Liquidity               September 30,  December 31,
            ($ millions except per cent and ratio amounts)        2008          2007
            -------------------------------------------------------------------------
            Net debt obligations(1)                              773.2         752.7
            Market value of trust units and exchangeable
             shares(2)                                         5,021.9       4,349.3
            -------------------------------------------------------------------------
            Total capitalization(3)                            5,795.1       5,102.0
            -------------------------------------------------------------------------
            Net debt as a percentage of total capitalization     13.3%         14.8%
            Net debt to annualized YTD cash flow from
             operating activities                                  0.8           1.1
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Net debt is a non-GAAP measure and is calculated as long-term debt plus current liabilities less the current assets as they appear on the Consolidated Balance Sheets. Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
            (2) Calculated using the total trust units outstanding at September 30,
                2008 including the total number of trust units issuable for exchangeable shares at September 30, 2008 multiplied by the closing trust unit price of $23.10.
            (3) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.
            >>

            The Trust's current credit facilities comprise US$218 million in senior secured notes currently outstanding, a Cdn$800 million syndicated bank credit facility, of which $452.3 million was outstanding at September 30, 2008 and a
Cdn$25 million demand working capital facility, of which $12.4 million was outstanding at September 30, 2008. On April 15, 2008 ARC extended the credit facility to April 2011 under the same terms. The credit facility syndicate includes 11 domestic and international banks. The Trust's debt agreements contain a number of covenants all of which were met as at September 30, 2008;
these agreements are available at www.SEDAR.com. The major financial covenants are described below:

            <<
            -   Long-term debt is not to exceed three times annualized cash flow from operating activities prior to interest expense, expenditures on site restoration and reclamation and changes in non-cash working capital.
            -   Long-term debt is not to exceed 50 per cent of unitholders' equity plus long-term debt.
            >>

            As at September 30, 2008 ARC has approximately $270 million of unused credit available, net of the working capital deficiency (before risk management contracts and the current portion of future income tax), under its bank credit facility and the ability to issue an additional US$100 million of long-term notes under an agreement with one lender. This option, which will expire in May 2009, would allow the Trust to issue long-term notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.
            As a result of the weakened global economic situation, the Trust along with all other oil and gas entities will have restricted access to capital and increased borrowing costs. Although the Trust's business and asset base have not changed, the lending capacity of all financial institutions has been diminished and risk premiums have increased. These issues will impact the
Trust as it reviews financing alternatives for the 2009 capital program, assesses potential future acquisition opportunities and manages future cash flow decremented by lower commodity prices and higher borrowing costs. The
Trust intends to finance the remainder of its 2008 capital program and its
2009 capital program with cash flow, existing credit facilities, proceeds from the DRIP, potential asset dispositions and new borrowings or equity if necessary. Beyond that, the Trust may need to access additional capital and/or curtail capital expenditure plans and if so, will execute the most cost effective and efficient means of financing its ongoing operations.

            Unitholders' Equity

            At September 30, 2008, there were 217.4 million trust units issued and issuable for exchangeable shares, an increase of 4.2 million trust units from
December 31, 2007. The increase in number of trust units outstanding is mainly attributable to the 3.7 million trust units issued pursuant to the DRIP during the nine months of 2008 at an average price of $25.16 per unit. Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.
            The Trust had two thousand rights outstanding as of September 30, 2008 under an employee plan where further rights issuances were discontinued in
2004. The rights are fully vested and may be exercised to purchase trust units at an average adjusted exercise price of $10.33 per unit as at September 30,
2008. The rights will expire on or before December 31, 2008. During the first nine months of 2008, the Trust issued 0.2 million units at an average price of
$17.37 per unit.

            Distributions

            ARC declared distributions of $171.3 million ($0.80 per unit), representing 68 per cent of 2008 third quarter cash flow from operating activities compared to distributions of $125 million ($0.60 per unit), and representing 70 per cent of cash flow from operating activities in the third quarter of 2007. The increase in the distributions was a reflection of the increase in commodity prices year over year.  Distribution levels are reviewed regularly and revisions are approved at the discretion of the Board of
Directors.
            The following items, outlined in Table 22, may be deducted from cash flow from operating activities to arrive at distributions to unitholders: the portion of capital expenditures that are funded with cash flow from operating activities, an annual contribution to the reclamation funds, debt principal repayments from time to time and income taxes that are not passed on to unitholders.
            Cash flow from operating activities and distributions in total and per unit are detailed in Table 22 and Table 22a:

            <<
            Table 22
            -------------------------------------------------------------------------
                                         Three Months Ended      Three Months Ended
                                            September 30            September 30
            Cash flow from operating         ($ millions)            ($ per unit)
            activities and                                 %                       %
            distributions               2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            Cash flow from operating
             activities                251.4   179.6      40    1.16    0.85      36
            Net reclamation fund
             (contributions)
             withdrawals(1)             (1.7)    6.1    (128)  (0.01)  (0.02)     50
            Capital expenditures
             funded with cash flow
             from operating activities (78.4)  (60.7)    (29)  (0.36)  (0.24)    (50)
            Other(2)                       -       -       -    0.01    0.01       -
            -------------------------------------------------------------------------
            Distributions              171.3   125.0      37    0.80    0.60      33
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Table 22A
            -------------------------------------------------------------------------
                                          YTD September 30        YTD September 30
            Cash flow from operating         ($ millions)            ($ per unit)
            activities and                                 %                       %
            distributions               2008    2007  Change    2008    2007  Change
            -------------------------------------------------------------------------
            Cash flow from operating
             activities                734.8   531.2      38    3.41    2.54      34
            Net reclamation fund
             (contributions)
             withdrawals(1)             (0.9)    4.5    (120)      -   (0.05)    100
            Capital expenditures
             funded with cash flow
             from operating
             activities               (291.1) (163.5)    (78)  (1.35)  (0.71)    (90)
            Other(2)                       -       -       -    0.02    0.02       -
            -------------------------------------------------------------------------
            Distributions              442.8   372.2      19    2.08    1.80      16
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.
            (2) Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operating activities are based on weighted average outstanding trust units in the year plus trust units issuable for exchangeable shares at period-end.
            >>

            Please refer to the Trust's website at www.arcenergytrust.com for details on 2008 monthly distributions and distribution dates for 2008.

            Environmental Legislation Impacting the Trust

            On July 8, 2008 the Alberta government announced two new funds totaling
$4 billion to reduce greenhouse gas emissions. The province will create a
$2 billion fund to advance carbon capture and storage projects while a second
$2 billion fund will propel energy-saving public transit in Alberta. The Trust is actively working to gain an understanding of how the carbon capture funds will be allocated as it may allow the Trust access to additional funding for its ongoing carbon capture and storage projects at Redwater and may increase the possibility of achieving commercial viability of the CO(2) injection program if proper infrastructure is put in place to capture and deliver CO(2)
to the Redwater area.
            On February 19, 2008 the British Columbia government introduced a consumer-based carbon tax. Effective July 1, 2008, ARC is required to pay tax on all fuel used in the course of operations in that province. During the third quarter, the Trust paid $0.1 million of carbon tax to the B.C.
Government.

            Contractual Obligations and Commitments

            The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, regulatory fees, and lease rental obligations and employee agreements. These obligations are of a recurring and consistent nature and impact the Trust's cash flows in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in the following table.
            Following is a summary of the Trust's contractual obligations and commitments as at September 30, 2008:

            <<
            Table 23
            -------------------------------------------------------------------------
                                                       Payments Due by Period
            -------------------------------------------------------------------------
                                                       2009-   2011-  There-
            ($ millions)                        2008    2010    2012   after   Total
            -------------------------------------------------------------------------
            Debt repayments(1)                  18.8    44.7   507.4   124.8   695.7
            Interest payments(2)                 2.9    21.4    16.5    14.5    55.3
            Reclamation fund contributions(3)    5.8    10.2     8.9    71.9    96.8
            Purchase commitments                 4.4    19.0     7.2     6.4    37.0
            Operating leases                     3.0     8.6    12.4    88.1   112.1
            Derivative contract premiums(4)      3.2     3.0       -       -     6.2
            -------------------------------------------------------------------------
            Total contractual obligations       38.1   106.9   552.4   305.7 1,003.1
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Long-term and short-term debt, excluding interest.
            (2) Fixed interest payments on senior secured notes.
            (3) Contribution commitments to a restricted reclamation fund associated with the Redwater property.
            (4) Fixed premiums to be paid in future periods on certain commodity derivative contracts.
            >>

            The risk management contract premiums noted in Table 23 are part of the
Trust's commitments related to its risk management program. In addition to these premiums, the Trust has additional commitments related to its risk management program that fluctuate based on market conditions. As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at September 30, 2008 on the balance sheet as part of risk management contracts.
            The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust's 2008 capital budget has been approved by the Board. This commitment has not been disclosed in the commitment table (Table 23) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.
            The operating leases noted in Table 23 include amounts for the Trust's head office lease. The current lease expires in May 2010. In December 2007, the Trust entered into a 13 year lease commitment beginning in 2010 for office space in a new building that is under construction in downtown Calgary. The new lease commitment is reflected in Table 23. In addition to the lease commitments included in Table 23, the Trust will incur additional costs to design and construct the office space. No material commitments have been entered into at this time, however the Trust has currently committed to costs of less than $1 million for consulting costs related to the build out of the office space.
            The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations and therefore the commitment table does not include any commitments for outstanding litigation and claims.
            The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.

            Off Balance Sheet Arrangements

            The Trust has certain lease agreements, all of which are reflected in the
Contractual Obligations and Commitments table (Table 23), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of September
30, 2008.

            Critical Accounting Estimates

            The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.
            The Trust's financial and operating results incorporate certain estimates including:

            <<
            -   estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
            -   estimated capital expenditures on projects that are in progress;
            -   estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
            -   estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices, interest rates, and foreign exchange rates;
            -   estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
            -   estimated future recoverable value of property, plant and equipment and goodwill.
            >>

            The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.
Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.
            The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the
Trust's environmental, health and safety policies.

            <<
            Internal Controls over Financial Reporting and Disclosure Controls and
            Procedures
            >>

            ARC is required to comply with Multilateral Instrument 52-109
"Certification of Disclosure in Issuers' Annual and Interim Filings",
otherwise referred to as Canadian SOX ("C-Sox"). The 2008 certificate requires that the Trust disclose in the interim MD&A any changes in the Trust's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the
Trust's internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during the first nine months of 2008.

            Financial Reporting Update

            Current Year Accounting Changes

            Effective January 1, 2008, the Trust adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants
("CICA"): Handbook Section 1535, Capital Disclosures, Section 3862, Financial
Instruments - Disclosures and Section 3863, Financial Instruments -
Presentation.

            A. Capital Disclosures

            Section 1535 establishes standards for disclosing information regarding an entity's capital and how it is managed.

            <<
            B. Financial Instruments - Disclosures, Financial Instruments -
               Presentation
            >>

            Sections 3862 and 3863 establish standards for enhancing financial statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.
            These standards were adopted prospectively.

            Future Accounting Changes

            A. Goodwill and Intangible Assets

            In February 2008, the CICA issued Section 3064, Goodwill and Intangible
Assets, replacing Section 3062, Goodwill and Other Intangible Assets and
Section 3450, Research and Development Costs. The new Section will be effective on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section
3062. The Trust is currently evaluating the impact of the adoption of this new
Section, however does not expect a material impact on its consolidated financial statements.

            B. International Financial Reporting Standards ("IFRS")

            In April 2008, the CICA published the exposure draft "Adopting IFRSs in
Canada". The exposure draft proposes to incorporate IFRSs into the CICA
Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The Trust is currently reviewing the standards to determine the potential impact on its consolidated financial statements. At this time, the Trust has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team. In addition, an external advisor has been retained to assist the Trust in scoping its conversion project.

            Forward-Looking Statements

            This discussion and analysis contains forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance within the meaning of the "safe harbour"
provisions of the United States Private Securities Litigation Reform Act of
1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should",
"expects", "projects", "plans", "anticipates" and similar expressions and, in particular, includes the material under the heading "2008 Guidance". These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2008, the continuation of ARC's historical experience with expenses and production, changes in the capital expenditure budgets relating to undeveloped land or reserve acquisitions. and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in this MD&A, and related to management's assumptions set forth herein, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted. Other than the 2008
Guidance which is updated and discussed quarterly, the Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities laws and regulations.

            Additional Information

            Additional information relating to ARC can be found in the Trust's Annual
Information Form filed on SEDAR at www.sedar.com.

            <<
            QUARTERLY HISTORICAL REVIEW
            -------------------------------------------------------------------------
            (Cdn $ millions, except per
             unit amounts)                                 2008                 2007
            -------------------------------------------------------------------------
            FINANCIAL                            Q3         Q2         Q1         Q4

            Revenue before royalties          485.7      512.0      407.9      338.0
              Per unit(1)                      2.24       2.38       1.91       1.59
            Cash flow from operating
             activities(2)                    251.4      273.4      209.9      173.7
              Per unit - basic(1)              1.16       1.27       0.98       0.82
              Per unit - diluted               1.16       1.27       0.98       0.82
            Net income                        311.7       57.3       81.3      106.3
              Per unit - basic(3)              1.46       0.27       0.39       0.51
              Per unit - diluted               1.46       0.27       0.38       0.51
            Distributions                     171.3      144.7      126.8      125.8
              Per unit - basic(4)              0.80       0.68       0.60       0.60
            Total assets                    3,687.5    3,664.3    3,592.6    3,533.0
            Total liabilities               1,530.8    1,689.6    1,560.4    1,491.3
            Net debt outstanding(5)           773.2      756.1      770.1      752.7
            Weighted average trust
             units(6)                         216.6      215.2      213.8      212.5
            Trust units outstanding and
             issuable(6)                      217.4      215.8      214.7      213.2
            -------------------------------------------------------------------------
            CAPITAL EXPENDITURES
            Geological and geophysical          1.3       16.4        5.5        3.0
            Land                               18.6       57.8       28.8       42.6
            Drilling and completions           91.4       32.6       64.4       75.2
            Plant and facilities               24.2       24.1       11.6       17.9
            Other capital                       0.9        0.4        1.0        0.6
            Total capital expenditures        136.4      131.3      111.3      139.3
            Property acquisitions
             (dispositions) net                13.1        0.3       10.1        5.0
            Corporate acquisitions(7)             -          -          -          -
            Total capital expenditures
             and net acquisitions             149.5      131.6      121.4      144.3
            -------------------------------------------------------------------------
            OPERATING
            Production
              Crude oil (bbl/d)              28,509     27,541     29,064     28,682
              Natural gas (mmcf/d)            192.0      194.7      204.3      187.4
              Natural gas liquids (bbl/d)     3,822      3,906      3,856      4,067
              Total (boe per day 6:1)        64,325     63,896     66,976     63,989
            Average prices
              Crude oil ($/bbl)              114.20     118.32      89.72      77.53
              Natural gas ($/mcf)              8.68      10.41       7.80       6.32
              Natural gas liquids ($/bbl)     82.87      82.29      68.54      62.75
              Oil equivalent ($/boe)          81.42      87.73      66.67      57.26
            -------------------------------------------------------------------------
            TRUST UNIT TRADING
            (based on intra-day trading)
             unit prices
            High                              33.30      33.95      27.06      21.55
            Low                               22.33      25.19      20.00      18.90
            Close                             23.10      33.95      26.38      20.40
            Average daily volume
             (thousands)                        841        659        863        624
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            QUARTERLY HISTORICAL REVIEW
            -------------------------------------------------------------------------
            (Cdn $ millions, except per
             unit amounts)                                 2007                 2006
            -------------------------------------------------------------------------

            FINANCIAL                            Q3         Q2         Q1         Q4
            Revenue before royalties          300.2      305.6      307.8      292.5
              Per unit(1)                      1.42       1.46       1.48       1.42
            Cash flow from operating
             activities(2)                    179.6      179.4      172.3      159.4
              Per unit - basic(1)              0.85       0.86       0.83       0.77
              Per unit - diluted               0.85       0.86       0.83       0.77
            Net income                        120.8      184.9       83.3       56.6
              Per unit - basic(3)              0.58       0.90       0.41       0.28
              Per unit - diluted               0.58       0.89       0.41       0.28
            Distributions                     125.0      124.1      123.1      122.3
              Per unit - basic(4)              0.60       0.60       0.60       0.60
            Total assets                    3,460.8    3,432.8    3,540.1    3,479.0
            Total liabilities               1,421.4    1,415.3    1,526.6    1,550.6
            Net debt outstanding(5)           699.8      653.9      729.7      739.1
            Weighted average trust
             units(6)                         210.9      209.5      207.9      206.5
            Trust units outstanding and
             issuable(6)                      211.7      210.2      208.7      207.2
            -------------------------------------------------------------------------
            CAPITAL EXPENDITURES
            Geological and geophysical          2.9        4.1        4.9        3.7
            Land                               33.0        1.7        0.2       11.8
            Drilling and completions           73.4       25.8       55.1       79.1
            Plant and facilities               21.1       16.3       16.8       26.5
            Other capital                       1.5        0.6        0.5        0.8
            Total capital expenditures        131.9       48.5       77.5      121.9
            Property acquisitions
             (dispositions) net                27.3       10.0        0.2       76.4
            Corporate acquisitions(7)             -          -          -       16.6
            Total capital expenditures
             and net acquisitions             159.2       58.5       77.7      214.9
            -------------------------------------------------------------------------
            OPERATING
            Production
              Crude oil (bbl/d)              28,437     28,099     29,520     29,605
              Natural gas (mmcf/d)            173.3      176.7      183.0      179.5
              Natural gas liquids (bbl/d)     3,795      4,088      4,161      4,144
              Total (boe per day 6:1)        61,108     61,637     64,175     63,663
            Average prices
              Crude oil ($/bbl)               73.40      65.21      60.79      58.26
              Natural gas ($/mcf)              5.52       7.38       7.75       6.99
              Natural gas liquids ($/bbl)     55.64      52.76      48.04      46.51
              Oil equivalent ($/boe)          53.28      54.37      53.18      49.82
            -------------------------------------------------------------------------
            TRUST UNIT TRADING
            (based on intra-day trading)
             unit prices
            High                              22.60      23.86      23.02      29.22
            Low                               19.00      20.78      20.05      19.20
            Close                             21.17      21.74      21.25      22.30
            Average daily volume
             (thousands)                        503        599        658      1,125
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.
            (2) This is a GAAP measure and a change from the non-GAAP measure reported in prior reports. Refer to non-GAAP section.
            (3) Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding
                (excluding trust units issuable for exchangeable shares).
            (4) Based on number of trust units outstanding at each distribution date.
            (5) Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.
            (6) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
            (7) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

            CONSOLIDATED BALANCE SHEETS(unaudited)
            As at September 30 and December 31

            (Cdn$ millions)                                       2008          2007
            -------------------------------------------------------------------------
            ASSETS
            Current assets
              Cash                                         $         -   $       7.0
              Accounts receivable (Note 3)                       172.8         162.5
              Prepaid expenses                                    18.2          15.0
              Risk management contracts (Notes 3 and 9)            9.8          13.1
              Future income taxes                                 13.9           4.0
            -------------------------------------------------------------------------
                                                                 214.7         201.6
            Reclamation funds (Note 4)                            26.9          26.1
            Risk management contracts (Notes 3 and 9)             15.5           4.7
            Property, plant and equipment                      3,272.8       3,143.0
            Goodwill                                             157.6         157.6
            -------------------------------------------------------------------------
            Total assets                                   $   3,687.5   $   3,533.0
            -------------------------------------------------------------------------

            LIABILITIES
            Current liabilities
              Accounts payable and accrued liabilities
               (Note 5)                                    $     217.0   $     180.6
              Distributions payable                               51.5          42.1
              Risk management contracts (Notes 3 and 9)           46.1          57.6
            -------------------------------------------------------------------------
                                                                 314.6         280.3
            Risk management contracts (Notes 3 and 9)             14.2          28.2
            Long-term debt (Note 6)                              695.7         714.5
            Accrued long-term incentive compensation
             (Note 15)                                            17.5          12.1
            Asset retirement obligations (Note 7)                143.1         140.0
            Future income taxes                                  345.7         316.2
            -------------------------------------------------------------------------
            Total liabilities                                  1,530.8       1,491.3
            -------------------------------------------------------------------------

            COMMITMENTS AND CONTINGENCIES (Note 16)

            NON-CONTROLLING INTEREST
              Exchangeable shares (Note 10)                       42.7          43.1

            UNITHOLDERS' EQUITY
              Unitholders' capital (Note 11)                   2,570.2       2,465.7
              Contributed surplus (Note 14)                          -           1.7
              Deficit (Note 12)                                 (458.4)       (465.9)
              Accumulated other comprehensive income
               (loss) (Note 12)                                    2.2          (2.9)
            -------------------------------------------------------------------------
            Total unitholders' equity                          2,114.0       1,998.6
            -------------------------------------------------------------------------
            Total liabilities and unitholders' equity      $   3,687.5   $   3,533.0
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            See accompanying notes to the consolidated financial statements

            CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT(unaudited)
            For the three and nine months ended September 30

                                           Three Months Ended      Nine Months Ended
            (Cdn$ millions, except per        September 30            September 30
            unit amounts)                   2008        2007        2008        2007
            -------------------------------------------------------------------------
            REVENUES
            Oil, natural gas and
             natural gas liquids      $    485.7   $   300.2   $ 1,405.6   $   913.6
            Royalties                      (88.8)      (49.2)     (252.8)     (157.8)
            -------------------------------------------------------------------------
                                           396.9       251.0     1,152.8       755.8
            (Loss) gain on risk
             management contracts (Note 9)
              Realized                     (34.3)        8.0      (108.5)       15.3
              Unrealized                   187.5         2.1        26.0        (8.0)
            -------------------------------------------------------------------------
                                           550.1       261.1     1,070.3       763.1
            -------------------------------------------------------------------------

            EXPENSES
              Transportation                 4.8         3.6        13.8        12.4
              Operating                     60.2        55.7       180.8       161.7
              General and administrative     3.5        12.1        47.2        34.1
              Provision for
               non-recoverable
               accounts receivable
               (Note 3)                        -           -        18.0           -
              Interest on long-term
               debt (Note 6)                 7.8         8.6        24.9        27.7
              Depletion, depreciation
               and accretion                93.4        90.6       283.4       276.5
              Loss (gain) on foreign
               exchange                     16.3       (25.7)       28.1       (66.2)
            -------------------------------------------------------------------------
                                           186.0       144.9       596.2       446.2
            -------------------------------------------------------------------------

            Gain on sale of investment         -           -           -        13.3
            Future income tax (expense)
             recovery                      (48.4)        6.3       (17.8)       64.1
            -------------------------------------------------------------------------
            Net income before
             non-controlling
             interest                      315.7       122.5       456.3       394.3
            Non-controlling interest
             (Note 10)                      (4.0)       (1.7)       (6.0)       (5.3)
            -------------------------------------------------------------------------
            Net income                $    311.7   $   120.8   $   450.3   $   389.0
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Deficit, beginning of
             period                   $   (598.8)  $  (442.2)  $  (465.9)  $  (463.2)
            Distributions paid or
             declared (Note 13)           (171.3)     (125.0)     (442.8)     (372.2)
            -------------------------------------------------------------------------
            Deficit, end of period
             (Note 12)                $   (458.4)  $  (446.4)  $  (458.4)  $  (446.4)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Net income per unit (Note 11)
              Basic                   $     1.46   $    0.58   $    2.12   $    1.88
              Diluted                 $     1.46   $    0.58   $    2.12   $    1.88
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            See accompanying notes to the consolidated financial statements

            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER
            COMPREHENSIVE INCOME (unaudited)
            For the three and nine months ended September 30

                                           Three Months Ended      Nine Months Ended
            (Cdn$ millions, except            September 30            September 30
            per unit amounts)               2008        2007        2008        2007
            -------------------------------------------------------------------------
            Net income                $    311.7   $   120.8   $   450.3   $   389.0

            Other comprehensive income
             (loss), net of tax
              Loss on financial
               instruments designated
               as cash flow hedges(1)       (0.8)       (4.0)       (2.8)       (1.0)
              De-designation of cash
               flow hedge(2) (Note 9)          -           -        10.0           -
              Gains and losses on
               financial instruments
               designated as cash flow
               hedges in prior periods
               realized in net income
               in the current period(3)
               (Note 9)                     (0.5)        0.8        (2.0)        0.2
              Net unrealized (losses)
               gains on available-
               for-sale reclamation
               funds' investments(4)        (0.1)        0.2        (0.1)       (0.2)
            -------------------------------------------------------------------------
            Other comprehensive (loss)
             income                         (1.4)       (3.0)        5.1        (1.0)
            -------------------------------------------------------------------------
            Comprehensive income      $    310.3   $   117.8   $   455.4   $   388.0
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Accumulated other
             comprehensive income
             (loss), beginning of
             period                          3.6         6.9        (2.9)          -
            Application of initial
             adoption                          -           -           -         4.9
            Other comprehensive (loss)
             income                         (1.4)       (3.0)        5.1        (1.0)
            -------------------------------------------------------------------------
            Accumulated other
             comprehensive income, end
             of period (Note 12)      $      2.2   $     3.9   $     2.2   $     3.9
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Amounts are net of tax of $0.3 million for the three months ended
                September 30, 2008 and net of tax of $1.0 million for the nine months ended September 30, 2008 (net of tax of $1.3 million and
                $0.4 million, respectively, for the three and nine months ended
                September 30, 2007).
            (2) Amount is net of tax of $3.6 million for the nine months ended
                September 30, 2008.
            (3) Amounts are net of tax of $0.2 million and $0.7 million, respectively, for the three and nine months ended September 30, 2008
                (net of tax of $0.4 and $0.1 million for the three and nine months ended September 30, 2007).
            (4) Nominal future income tax impact for the three and nine months ended
                September 30, 2008 (nominal for the three and nine months ended
                September 30, 2007).

            See accompanying notes to the consolidated financial statements

            CONSOLIDATED STATEMENTS OF CASH FLOWS(unaudited)
            For the three and nine months ended September 30

                                           Three Months Ended      Nine Months Ended
                                              September 30            September 30
            (Cdn$ millions)                 2008        2007        2008        2007
            -------------------------------------------------------------------------
            CASH FLOWS FROM OPERATING
             ACTIVITIES
            Net income                $    311.7   $   120.8   $   450.3   $   389.0
            Add items not involving
             cash:
              Non-controlling interest
               (Note 10)                     4.0         1.7         6.0         5.3
              Future income tax
               expense (recovery)           48.4        (6.3)       17.8       (64.1)
              Depletion, depreciation
               and accretion                93.4        90.6       283.4       276.5
              Non-cash (gain) loss on
               risk management
               contracts (Note 9)         (187.5)       (2.1)      (26.0)        8.0
              Non-cash loss (gain) on
               foreign exchange             15.5       (25.7)       26.9       (66.5)
              Non-cash trust unit
               incentive compensation
               (Notes 14 and 15)            (6.9)        4.5         5.1        (0.1)
              Gain on sale of investment       -           -           -       (13.3)
            Expenditures on site
             restoration and reclamation
             (Note 7)                       (1.8)       (2.7)       (7.8)      (14.6)
            Change in non-cash working
             capital                       (25.4)       (1.2)      (20.9)       11.0
            -------------------------------------------------------------------------
                                           251.4       179.6       734.8       531.2
            -------------------------------------------------------------------------

            CASH FLOWS FROM FINANCING
             ACTIVITIES

            (Repayment) issuance of
             long-term debt under
             revolving credit
             facilities, net                (6.6)        5.1       (45.6)        5.1
            Issue of trust units             0.5         0.6         4.3         2.9
            Cash distributions paid
             (Note 13)                    (132.5)      (97.9)     (341.2)     (289.3)
            Payment of retention bonuses       -        (1.0)          -        (1.0)
            Change in non-cash working
             capital                         1.7         1.5         1.1         1.3
            -------------------------------------------------------------------------
                                          (136.9)      (91.7)     (381.4)     (281.0)
            -------------------------------------------------------------------------

            CASH FLOWS FROM INVESTING
             ACTIVITIES
            Acquisition of petroleum
             and natural gas properties    (13.1)      (27.3)      (23.6)      (38.6)
            Proceeds on disposition of
             petroleum and natural gas
             properties                        -           -         0.2         1.2
            Capital expenditures          (137.6)     (132.5)     (378.0)     (257.6)
            Long-term investment               -           -           -        33.3
            Net reclamation fund
             (contributions)
             withdrawals (Note 4)           (1.7)        6.1        (0.9)        4.5
            Change in non-cash working
             capital                        37.9        30.8        41.9         4.2
            -------------------------------------------------------------------------
                                          (114.5)     (122.9)     (360.4)     (253.0)
            -------------------------------------------------------------------------
            (DECREASE) INCREASE IN
             CASH                              -       (35.0)       (7.0)       (2.8)
            CASH, BEGINNING OF PERIOD          -        35.0         7.0         2.8
            -------------------------------------------------------------------------
            CASH, END OF PERIOD       $        -   $       -   $       -   $       -
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            See accompanying notes to the consolidated financial statements

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
            September 30, 2008 and 2007
            (all tabular amounts in Cdn$ millions, except per unit amounts)

            1.  SUMMARY OF ACCOUNTING POLICIES

                The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements, except as highlighted in Note 2. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles
                ("GAAP") applicable for annual consolidated financial statements.
                Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2007 annual report.

            2.  NEW ACCOUNTING POLICIES

                Current Year Accounting Changes

                Effective January 1, 2008, the Trust adopted three new accounting standards that were issued by the Canadian Institute of Chartered
                Accountants ("CICA"): Handbook Section 1535, Capital Disclosures,
                Section 3862, Financial Instruments - Disclosures and Section 3863,
                Financial Instruments - Presentation.

                A. Capital Disclosures

                Section 1535 establishes standards for disclosing information regarding an entity's capital and how it is managed.

                B. Financial Instruments - Disclosures, Financial Instruments -
                   Presentation

                Sections 3862 and 3863 establish standards for enhancing financial statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.

                These standards were adopted prospectively.

                Future Accounting Changes

                A. Goodwill and Intangible Assets

                In February 2008, the CICA issued Section 3064, Goodwill and
                Intangible Assets, replacing Section 3062, Goodwill and Other
                Intangible Assets and Section 3450, Research and Development Costs.
                The new Section will be effective on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its consolidated financial statements.

                B. International Financial Reporting Standards ("IFRS")

                In April 2008, the CICA published the exposure draft "Adopting IFRSs in Canada". The exposure draft proposes to incorporate IFRSs into the
                CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1,
                2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The Trust is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

            3.  FINANCIAL ASSETS AND CREDIT RISK

                Credit risk is the risk of financial loss to the Trust if a partner or counterparty to a financial instrument fails to meet its contractual obligations. The Trust is exposed to credit risk with respect to its accounts receivable and risk management contracts.
                Most of the Trust's accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Trust manages this credit risk by entering into sales contracts with only established credit worthy entities and reviewing its exposure to individual entities on a quarterly basis. The Trust minimizes credit risk on risk management contracts by entering into agreements with counterparties that, at the time of transaction are not less than investment grade.

                Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production. The Trust historically has not experienced any collection issues with its oil and natural gas marketers. Joint venture receivables are typically collected within one to three months of the joint interest billing being issued to the partner. On July 22, 2008 a counterparty that marketed a portion of the Trust's production filed for protection under the Companies' Creditors Arrangement Act. The Trust's total exposure to this counterparty is $30.6 million. Management believes that some portion of the $30.6 million is collectible; however, the final amount of the recovery is unknown. Management has recorded an allowance for doubtful accounts of $18 million as at September 30,
                2008. This amount will continue to be monitored at each reporting date. The Trust's allowance for doubtful accounts was nil as at
                December 31, 2007.

                When determining whether amounts that are past due are collectable, management assesses the creditworthiness and past payment history of the partner/counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. As at September 30, 2008 $5 million of accounts receivable are past due, other than as described above, all of which are considered to be collectable.

                Maximum credit risk is calculated as the total recorded value of accounts receivable and risk management contracts at the balance sheet date.

                In order to mitigate concentration of credit risk, the Trust reviews counterparty exposure on a quarterly basis. The majority of the credit exposure on accounts receivable at September 30, 2008 and
                December 31, 2007 pertains to the revenue accrual for September 2008 and December 2007 production volumes, respectively. The Trust markets its production to a variety of counterparties of which, at
                September 30, 2008, no one counterparty accounts for more than 20 per cent of the total exposure.

            4.  RECLAMATION FUNDS

                ---------------------------------------------------------------------
                                   September 30, 2008          December 31, 2007
                ---------------------------------------------------------------------
                              Unrestricted    Restricted  Unrestricted    Restricted
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                Balance,
                 beginning
                 of period     $      14.4   $      11.7   $      24.8   $       6.1
                Contributions          8.8           0.2           6.2           5.9
                Reimbursed
                 expenditures(1)      (8.0)         (1.0)        (17.5)         (0.6)
                Interest earned
                 on funds              0.6           0.3           1.1           0.3
                Net unrealized
                 gains and
                 losses on
                 available-for-
                 sale sale
                 investments          (0.1)            -          (0.2)            -
                ---------------------------------------------------------------------
                Balance, end of
                 period(2)     $      15.7   $      11.2   $      14.4   $      11.7
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Amount differs from actual expenditures incurred by the Trust due to timing differences and discretionary reimbursements.
                (2) As at September 30, 2008 the unrestricted reclamation fund held
                    $2.4 million in cash and cash equivalents ($1.5 million at
                    December 31, 2007), with the balance held in investment grade assets.

                For the nine and twelve months ended September 30, 2008 and
                December 31, 2007, respectively, nominal amounts relating to available-for-sale reclamation fund assets were classified from accumulated other comprehensive income into the statement of income.
                As at September 30, 2008 and December 31, 2007 the fair value of reclamation fund assets designated as available-for-sale and held-to-
                maturity approximated carrying value. Fair values are obtained from third parties, determined directly by reference to quoted market prices.

            5.  FINANCIAL LIABILITIES AND LIQUIDITY RISK

                Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they become due. The Trust actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units. The
                Trust actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost.

                The following table details the Trust's financial liabilities as at
                September 30, 2008:

                ---------------------------------------------------------------------
                                              2 - 3      4 - 5     Beyond
                ($ millions)      1 year      years      years    5 years      Total
                ---------------------------------------------------------------------
                Accounts payable
                 and accrued
                 liabilities(1)    221.2          -          -          -      221.2
                Distributions
                 payable            51.5          -          -          -       51.5
                Risk management
                 contracts(2)       33.9       11.6          -          -       45.5
                Senior secured
                 notes and
                 interest           27.4       64.7       83.2      111.1      286.4
                Revolving credit
                 facilities            -      464.7          -          -      464.7
                Accrued long-term
                 incentive
                 compensation(1)       -       50.2          -          -       50.2
                ---------------------------------------------------------------------
                Total financial
                 liabilities       334.0      591.2       83.2       111.1   1,119.5
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Liabilities under the Whole Trust Unit Incentive Plan represent the total amount expected to be paid out on vesting.
                (2) Amounts payable for the risk management contracts have been included at their intrinsic value.

                Management believes that future cash flows from operating activities and availability under existing banking arrangements will be adequate to settle these financial liabilities.  Refer to Note 6 for further details on available amounts under existing banking arrangements and
                Note 8 for further details on capital management.

            6.  LONG-TERM DEBT

                ---------------------------------------------------------------------
                                                          September 30,  December 31,
                                                                  2008          2007
                ---------------------------------------------------------------------
                Revolving credit facilities
                  Syndicated credit facility - Cdn$
                   denominated                             $     286.9   $     344.9
                  Syndicated credit facility - US$
                   denominated                                   165.4         154.1
                  Working capital facility(1)                     12.4             -
                Senior secured notes
                  5.42% US$ Note                                  79.5          74.1
                  4.94% US$ Note                                  19.1          17.8
                  4.62% US$ Note                                  66.2          61.8
                  5.10% US$ Note                                  66.2          61.8
                ---------------------------------------------------------------------
                Total long-term debt outstanding           $     695.7   $     714.5
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Amount borrowed under the working capital facility includes
                    $12.4 million of outstanding cheques in excess of bank balance.

                Various borrowing options exist under the credit facility including prime rate advances, bankers' acceptances and LIBOR based loans denominated in either Canadian or U.S. dollars. All drawings under the facility are subject to stamping fees that vary between 60 bps and 110 bps depending on certain consolidated financial ratios.

                The following are the significant financial covenants governing the revolving credit facilities:

                      -  Long-term debt and letters of credit not to exceed three times net income before non-cash items and interest expense;
                      -  Long-term debt, letters of credit, and subordinated debt not to exceed four times net income before non-cash items and
                         interest expense; and
                      -  Long-term debt and letters of credit not to exceed 50 per cent of unitholders' equity and long-term debt, letters of credit, and subordinated debt.

                In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period. As at
                September 30, 2008, the Trust had $2.0 million in letters of credit
                ($4.8 million as at December 31, 2007), no subordinated debt, and was in compliance with all covenants.

                During the third quarter of 2008, the weighted-average effective interest rate under the credit facility was 3.6 per cent (5.5 per cent in 2007) and 4.0 per cent for the nine months ended
                September 30, 2008 (5.5 per cent in 2007).

                In April 2008 the Trust renewed its syndicated credit facility, extending the maturity date to April 15, 2011. All other terms under the renewed facility remain unchanged from those disclosed in the
                December 31, 2007 annual financial statements.

                Amounts due under the working capital facility and the senior secured notes in the next 12 months of $12.4 million and US$16.4 million, respectively, have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility. The fair value of senior secured notes as at September 30, 2008 is $245.3 million
                ($226.1 million as at December 31, 2007), and is calculated as the present value of principal and interest payments discounted at the
                Trust's credit adjusted risk free rate.

                The difference between interest paid and interest expense in 2008 and
                2007 was nominal.

            7.  ASSET RETIREMENT OBLIGATIONS

                The following table reconciles the Trust's asset retirement obligations:

                ---------------------------------------------------------------------
                                                          September 30,  December 31,
                                                                  2008          2007
                ---------------------------------------------------------------------
                Balance, beginning of period               $     140.0   $     177.3
                Increase in liabilities relating to
                 development activities                            1.6           3.8
                Increase (decrease) in liabilities
                 relating to change in estimate                    2.4         (34.4)
                Settlement of liabilities during the period       (7.8)        (18.2)
                Accretion expense                                  6.9          11.5
                ---------------------------------------------------------------------
                Balance, end of period                     $     143.1   $     140.0
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                The Trust's weighted average credit adjusted risk free rate as at
                September 30, 2008 was 6.6 per cent (6.6 per cent as at December 31,
                2007).

            8.  CAPITAL MANAGEMENT

                The Trust's objectives when managing its capital is to maintain a conservative capital structure which will allow the Trust to:

                -  Fund its development and exploration program;
                -  Provide financial flexibility to execute on strategic
                   opportunities;
                -  Maintain a level of distributions that, in the opinion of
                   Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of volatility of commodity prices to unitholders rather than to pass on that volatility in the form of fluctuating distributions; and
                -  Maintain a level of distributions which will transfer tax liability to unitholders and minimize taxes paid by the Trust.

                The Trust manages the following capital:

                -  Trust units and exchangeable shares;
                -  Long-term debt; and
                -  Working capital (defined as current assets less current liabilities excluding risk management contracts).

                When evaluating the Trust's capital structure, management's objective is to limit net debt to less than 2.0 times annualized cash flow from operating activities and 20 per cent of total capitalization. As at
                September 30, 2008 the Trust's net debt to annualized cash flow from operating activities ratio is 0.8 and its net debt to total capitalization ratio is 13.3 per cent.

                ---------------------------------------------------------------------
                ($ millions except per unit and           September 30,  December 31,
                 per cent amounts)                                2008          2007
                ---------------------------------------------------------------------
                Long-term debt                                   695.7         714.5
                Accounts payable and accrued liabilities         217.0         180.6
                Distributions payable                             51.5          42.1
                Cash, accounts receivable and prepaid
                 expenses                                       (191.0)       (184.5)
                ---------------------------------------------------------------------
                Net debt obligations(1)                          773.2         752.7
                ---------------------------------------------------------------------

                Trust units outstanding and issuable for
                 exchangeable shares (millions)                  217.4         213.2
                Trust unit price                                 23.10         20.40
                ---------------------------------------------------------------------
                Market capitalization(1)                       5,021.9       4,349.3
                Net debt obligations(1)                          773.2         752.7
                ---------------------------------------------------------------------
                Total capitalization(1)                        5,795.1       5,102.0
                ---------------------------------------------------------------------

                Net debt as a percentage of total
                 capitalization                                  13.3%         14.8%
                Net debt obligations to annualized cash flow
                 from operating activities                         0.8           1.1
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Market capitalization, net debt obligations and total
                    capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

                The Trust manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. The Trust is able to effect change to its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

                Monthly distributions were decreased during the quarter from
                $0.28/unit to $0.24/unit. The $0.04/unit decrease during the quarter is a result of ongoing review in the context of commodity prices and other factors. No current taxes have been paid by the Trust in the nine months ended September 30, 2008.

                In addition to internal capital management the Trust is subject to various covenants under its credit facilities. Compliance with these covenants is monitored on a quarterly basis and as at September 30,
                2008 the Trust is in compliance with all covenants. Refer to Note 6 for further details.

            9.  MARKET RISK MANAGEMENT

                The Trust is exposed to a number of market risks that are part of its normal course of business. The Trust has a risk management program in place that includes financial instruments as disclosed in the risk management section of this note. ARC's risk management program is overseen by its Risk Committee based on guidelines approved by the
                Board of Directors. The objective of the risk management program is to mitigate the Trust's exposure to commodity price risk, interest rate risk and foreign exchange risk.

                In the sections below, management has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on the Trust's net income. For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar to the U.S. dollar and the West Texas Intermediate posting ("WTI").

                Commodity price risk

                The Trust's operational results and financial condition, and therefore the amount of distributions paid to unitholders, are partially dependent on the commodity prices received for oil and natural gas production. Commodity prices have fluctuated widely during recent years and are determined by weather, economic and, in the case of oil prices, geopolitical factors. Any movement in commodity prices could have an effect on the Trust's financial condition and therefore on the distributions to unitholders.

                ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see risk management contracts below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at
                September 30, 2008. The sensitivity is based on a $20 increase and
                $40 decrease in WTI and $2 increase and $2 decrease in AECO. The commodity price assumptions are based on management's assessment of reasonably possible changes in oil and natural gas prices that could occur between September 30, 2008 and the Trust's next reporting date
                (December 31, 2008).

                ---------------------------------------------------------------------
                                       Increase in                 Decrease in
                                     Commodity Price             Commodity Price
                ---------------------------------------------------------------------
                ($ millions)     Crude oil   Natural gas     Crude oil   Natural gas
                ---------------------------------------------------------------------
                Net income
                 (decrease)
                 increase            (53.2)          1.8          45.0           1.3
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                As noted above, the sensitivities are hypothetical and based on management's assessment of reasonably possible changes in commodity prices between the balance sheet date and the Trust's next reporting date. The results of the sensitivity should not be considered to be predictive of future performance. Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

                Interest Rate Risk

                The Trust has both fixed and variable interest rates on its debt.
                Changes in interest rates could result in a significant increase or decrease in the amount the Trust pays to service variable interest rate debt, potentially impacting distributions to unitholders.
                Changes in interest rates could also result in fair value risk on the
                Trust's senior secured notes. Fair value risk of the senior secured notes is mitigated due to the fact that the Trust does not intend to settle its fixed rate debt prior to maturity.

                If interest rates applicable to floating rate debt and interest rate swaps were to have increased by 100 bps (1 per cent) it is estimated that the Trust's net income for the nine months ended September 30,
                2008 would decrease by $5.2 million, of which $2.6 million is the result of increased interest expense and $2.6 million is due to the change in fair value of risk management contracts in place at
                September 30, 2008. An opposite change in interest rates will result in an opposite impact on net income.

                Foreign Exchange Risk

                North American oil and natural gas are based upon U.S. dollar denominated commodity prices. As a result, the price received by
                Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition the Trust has US$
                denominated debt of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.
                Variations in the exchange rate of the Canadian dollar could also have a significant positive or negative impact on distributions to unitholders.

                ARC has entered into certain risk management contracts to mitigate these risks (see risk management contracts below). The following table demonstrates the effect of exchange rate movement on net income due to changes in the fair value of risk management contracts in place at September 30, 2008 as well as the unrealized gain or loss on revaluation of outstanding US$ denominated debt. The sensitivity is based on a $0.25 Cdn$/US$ increase and $0.05 Cdn$/US$ decrease in the foreign exchange rate.

                ---------------------------------------------------------------------
                                                            Cdn$/US$ Exchange Rate
                ---------------------------------------------------------------------
                                                          Increase in   Decrease in
                ($ millions)                             Cdn$/US$ rate Cdn$/US$ rate
                ---------------------------------------------------------------------
                Increase gain/decrease loss (increase
                 loss/decrease gain) on risk management
                 contracts                                        12.2          (3.8)
                Increase gain/decrease loss (increase
                 loss/decrease gain) on foreign exchange         (69.8)         14.0
                ---------------------------------------------------------------------
                Net income (decrease) increase                   (57.6)         10.2
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                As with the other noted risk variables, the sensitivity is based on management's assessment of reasonably possible changes in the foreign exchange rate that could occur between September 30, 2008 and the
                Trust's next reporting date (December 31, 2008). The results of the sensitivity should not be considered to be predictive of future changes in rates or performance.

                Risk Management Contracts

                The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, interest rates and power. The Trust considers all of these transactions to be effective economic hedges; however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.

                Following is a summary of all risk management contracts in place as at September 30, 2008 that do not qualify for hedge accounting:

                ---------------------------------------------------------------------
                Financial WTI Crude Oil Contracts
                ---------------------------------------------------------------------
                                                          Bought                Sold
                                                 Volume      Put   Sold Put     Call
                Term                   Contract   Bbl/d  US$/bbl    US$/bbl  US$/bbl
                ---------------------------------------------------------------------
                Oct 08 - Dec 08    3-Way Collar   1,000    70.00      55.00    90.00
                Oct 08 - Dec 08    3-Way Collar   1,000    67.50      52.50    85.00
                Oct 08 - Dec 08          Collar   1,000    67.50          -    85.00
                Oct 08 - Dec 08          Collar   2,000    85.00          -   107.50
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                Financial WTI Crude Oil Contracts In Conjunction with 2005 Redwater and North Pembina Cardium Unit Acquisition
                ---------------------------------------------------------------------
                                                          Bought                Sold
                                                 Volume      Put   Sold Put     Call
                Term                   Contract   Bbl/d  US$/bbl    US$/bbl  US$/bbl
                ---------------------------------------------------------------------
                Oct 08 - Dec 08  3 - Way Collar   2,000    61.50      50.00    85.00
                Oct 08 - Dec 08  3 - Way Collar   1,000    61.30      50.00    85.00
                Oct 08 - Dec 08  3 - Way Collar   2,000    61.00      50.00    85.00
                Jan 09 - Dec 09  3 - Way Collar   5,000    55.00      40.00    90.00
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                Financial AECO Natural Gas Option Contracts
                ---------------------------------------------------------------------
                                                          Bought                Sold
                                                 Volume      Put   Sold Put     Call
                Term                   Contract    GJ/d  Cdn$/GJ    Cdn$/GJ  Cdn$/GJ
                ---------------------------------------------------------------------
                Oct 08 - Oct 08  3 - Way Collar  10,000     7.00       5.75     9.00
                Oct 08 - Oct 08          Collar  10,000     7.00          -     9.00
                Oct 08 - Oct 08          Collar  10,000     6.75          -     8.25
                Oct 08 - Oct 08          Collar  10,000     7.25          -     8.50
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                Financial NYMEX Natural Gas Contracts
                ---------------------------------------------------------------------
                                                          Bought                Sold
                                                             Put   Sold Put     Call
                                                 Volume     US$/       US$/     US$/
                Term                   Contract mmbtu/d    mmbtu      mmbtu    mmbtu
                ---------------------------------------------------------------------
                Oct 08 - Oct 08  3 - Way Collar  10,000     7.80       6.20     9.50
                Oct 08 - Oct 08  3 - Way Collar  10,000     8.00       6.00     9.60
                Nov 08 - Mar 09          Collar  20,000     8.50          -    11.00
                Nov 08 - Mar 09          Collar  10,000     9.00          -    12.00
                Nov 08 - Mar 09          Collar  10,000     9.25          -    12.00
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                Financial Basis Swap Contract: receive NYMEX Last Day (Ld) or Last 3
                Day (L3d); pay AECO Monthly (7a)
                ---------------------------------------------------------------------
                                                           Basis
                                                            Swap
                                                 Volume     US$/
                Term                   Contract mmbtu/d    mmbtu
                ---------------------------------------------------------------------
                Oct 08 - Oct 08  Basis Swap-L3d  50,000  (1.1930)
                Nov 08 - Oct 10  Basis Swap-L3d  50,000  (1.0430)
                Nov 10 - Oct 11   Basis Swap-Ld  20,000  (0.4850)
                Nov 11 - Oct 12   Basis Swap-Ld  20,000  (0.4050)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                Foreign Exchange Contracts
                ---------------------------------------------------------------------
                                               Notional              Bought     Sold
                                                 Volume     Swap        Put      Put
                Term                   Contract  MM US$ Cdn$/US$   Cdn$/US$ Cdn$/US$
                ---------------------------------------------------------------------
                Oct 08 - Dec 08            Swap   12.00   1.0150          -        -
                USD Option Contracts
                Oct 08 - Dec 08      Put Spread    3.00        -     1.0750   1.0300
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                USD Long-Term Principal Debt Repayment Contracts
                ---------------------------------------------------------------------
                                               Notional              Bought     Sold
                                                 Volume     Swap        Put      Put
                Settlement Date        Contract  MM US$ Cdn$/US$   Cdn$/US$ Cdn$/US$
                ---------------------------------------------------------------------
                December 17, 2012       Forward    9.38   0.9324          -        -
                April 27, 2013          Forward   10.42   0.9454          -        -
                April 27, 2013          Forward   12.50   0.9430          -        -
                December 15, 2013       Forward    9.38   0.9520          -        -
                April 27, 2014          Forward   10.42   0.9743          -        -
                April 27, 2014          Forward   12.50   0.9615          -        -
                December 15, 2014       Forward    9.38   0.9825          -        -
                April 27, 2015          Forward   12.50   0.9825          -        -
                December 15, 2015       Forward    9.40   0.9980          -        -
                April 27, 2016          Forward   12.50   1.0180          -        -
                December 15, 2017       Forward    9.40   1.0184          -        -
                December 15, 2016        Collar    9.40        -     1.0600   1.0000
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                Financial Interest Rate Contracts (1)(2)

                ---------------------------------------------------------------------
                                                               Fixed
                                                   Principal  Annual      Spread on
                Term                     Contract     MM US$  Rate %    3 Mo. LIBOR
                ---------------------------------------------------------------------
                Oct 08 - Apr 14              Swap       30.5    4.62         38 bps
                Oct 08 - Apr 14              Swap       32.0    4.62      (25.5 bps)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Starting in 2009, the notional amount of the contracts decreases annually until 2014. The Trust pays the floating interest rate based on a three month LIBOR plus a spread and receives the fixed interest rate.
                (2) Starting in 2009, a mutual put exists where both parties have the right to call on the other party to pay the then current mark-to-
                    market value of the contract.

                ---------------------------------------------------------------------
                Financial Electricity Heat Rate Contracts: Alberta Power Pool
                (monthly average 24x7), AECO Monthly (5a)
                ---------------------------------------------------------------------
                                                                                Heat
                                    Volume   AESO Power  AECO 5(a)  multiplied  Rate
                Term       Contract   MWh         $/MWh      $/GJ       by    GJ/MWh
                ---------------------------------------------------------------------
                Jan 10 -  Heat Rate
                 Dec 13    Swap       5.0  Receive AESO  Pay AECO        X       9.0
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------------------
                Financial Electricity Contracts(3)(4)
                ---------------------------------------------------------------------
                                                    Volume      Swap
                Term                    Contract       MWh  Cdn$/MWh
                ---------------------------------------------------------------------
                Jan 09 - Dec 12             Swap       5.0     72.50
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                Following is a summary of all risk management contracts in place as at September 30, 2008 that qualify for hedge accounting:

                ---------------------------------------------------------------------
                Financial Electricity Contracts(3)(4)
                ---------------------------------------------------------------------
                                                    Volume      Swap
                Term                    Contract       MWh  Cdn$/MWh
                ---------------------------------------------------------------------
                Oct 08 - Dec 08             Swap      15.0     60.17
                Jan 09 - Dec 09             Swap      15.0     59.33
                Jan 10 - Dec 10             Swap       5.0     63.00
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (3) Contracted volume is based on a 24/7 term.
                (4) Includes margin provision on 5MWh per year if contract value exceeds $30 million. If exercised, a letter of credit would be issued for values in excess of $30 million.

                At September 30, 2008, the fair value of the contracts that were not designated as accounting hedges was a loss of $38.6 million. The
                Trust recorded a loss on risk management contracts of $82.5 million in the statement of income for the nine months ended September 30,
                2008 ($7.3 million gain in 2007). This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

                The following table reconciles the movement in the fair value of the
                Trust's financial risk management contracts that have not been designated as effective accounting hedges:

                ---------------------------------------------------------------------
                                                          September 30, September 30,
                                                                  2008          2007
                ---------------------------------------------------------------------
                Fair value, beginning of period            $     (64.6)  $      (8.7)
                Fair value, end of period(1)                     (38.6)        (16.7)
                ---------------------------------------------------------------------
                Change in fair value of contracts in
                 the period                                       26.0          (8.0)
                Realized (losses) gains in the period           (108.5)         15.3
                ---------------------------------------------------------------------
                (Losses)gains on risk management
                 contracts                                 $     (82.5)  $       7.3
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Intrinsic value of risk management contracts not designated as effective accounting hedges equals a loss of $24.7 million at
                    September 30, 2008 ($15.3 million loss at September 30, 2007).

                During 2007 the Trust entered into treasury rate lock contracts in order to manage the Trust's interest rate exposure on future debt issuances. In the first quarter of 2008 it was determined that the previously anticipated debt issuance was no longer expected to occur and the associated rate lock contracts were unwound at a cost of
                $13.6 million. These contracts were designated as effective accounting hedges on their respective contract dates and hedge accounting was applied. For the nine months ended, the $13.6 million loss was reclassified from Other Comprehensive Income ("OCI"), net of tax and recognized in net income.

                The Trust's electricity contracts are intended to manage price risk on electricity consumption. A portion of the Trust's financial electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized gain of $0.7 million and $2.8 million for the three and nine months ended September 30,
                2008 (gain of $1.2 million and $0.5 million respectively in 2007) has been included in operating costs on these electricity contracts. The unrealized fair value gain on these contracts of $3.6 million has been recorded on the consolidated balance sheet at September 30, 2008 with the movement in fair value recorded in OCI, net of tax. The fair value movement for the nine months ended September 30, 2008 amounts to an unrealized loss of $0.4 million. Over the next 12 months
                $2.3 million of the unrealized fair value gain is expected to be recognized in income.

                The following table reconciles the movement in the fair value of the
                Trust's financial risk management contracts that have been designated as effective accounting hedges:

                ---------------------------------------------------------------------
                                                          September 30, September 30,
                                                                  2008          2007
                ---------------------------------------------------------------------
                Fair value, beginning of period(1)         $      (3.4)  $       7.0
                Change in fair value of financial
                 electricity contracts                            (0.4)         (1.2)
                Change in fair value of treasury rate
                 lock contracts prior to de-designation           (6.2)            -
                Reclassification of loss on treasury rate
                 lock contracts  to net income                    13.6             -
                ---------------------------------------------------------------------
                Fair value, end of period(2)               $       3.6   $       5.8
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Includes $7.4 million unrealized loss on treasury rate lock contracts and $4 million unrealized gain on electricity
                    contracts.
                (2) Intrinsic value of risk management contracts designated as effective accounting hedges equals a gain of $3.6 million at
                    September 30, 2008 ($7.5 million gain at September 30, 2007).

                The fair values of all risk management contracts are determined using published price quotations in an active market through a valuation model. Significant inputs into this model include forward curves on commodity prices, interest rates and foreign exchange rates.

            10. EXCHANGEABLE SHARES
                ---------------------------------------------------------------------
                                                          September 30,  December 31,
                ARL EXCHANGEABLE SHARES (thousands)               2008          2007
                ---------------------------------------------------------------------
                Balance, beginning of period                     1,310         1,433
                Exchanged for trust units(1)                      (188)         (123)
                ---------------------------------------------------------------------
                Balance, end of period                           1,122         1,310
                Exchange ratio, end of period                  2.43068       2.24976
                Trust units issuable upon conversion,
                 end of period                                   2,727         2,947
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) During the first nine months of 2008, 187,767 ARL exchangeable shares were converted to trust units at a weighted average exchange ratio of 2.31764.

                Following is a summary of the non-controlling interest for
                September 30, 2008 and December 31, 2007:

                ---------------------------------------------------------------------
                                                          September 30,  December 31,
                                                                  2008          2007
                ---------------------------------------------------------------------
                Non-controlling interest, beginning of
                 period                                    $      43.1   $      40.0
                Reduction of book value for conversion to
                 trust units                                      (6.4)         (3.7)
                Current period net income attributable to
                 non-controlling interest                          6.0           6.8
                ---------------------------------------------------------------------
                Non-controlling interest, end of period           42.7          43.1
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Accumulated earnings attributable to non-
                 controlling interest                      $      40.1   $      34.1
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

            11. UNITHOLDERS' CAPITAL

                ---------------------------------------------------------------------
                                           September 30, 2008      December 31, 2007
                ---------------------------------------------------------------------
                                          Number of             Number of
                                         trust units           trust units
                                         (thousands)         $ (thousands)         $
                ---------------------------------------------------------------------
                Balance, beginning
                 of period                  210,232    2,465.7    204,289    2,349.2
                Issued on conversion of
                 ARL exchangeable
                 shares (Note 10)               440        6.4        261        3.7
                Issued on exercise of
                 employee rights
                 (Note 14)                      236        4.1        131        2.1
                Distribution
                 reinvestment program         3,736       94.0      5,551      110.7
                ---------------------------------------------------------------------
                Balance, end of period      214,644    2,570.2    210,232    2,465.7
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                Net income per trust unit has been determined based on the following:

                ---------------------------------------------------------------------
                                             Three Months Ended    Nine Months Ended
                                                 September 30          September 30
                ---------------------------------------------------------------------
                                               2008       2007       2008       2007
                ---------------------------------------------------------------------
                Weighted average trust
                 units(1)                     213.9      208.0      212.5      206.5
                Trust units issuable on
                 conversion of exchangeable
                 shares(2)                      2.7        2.9        2.7        2.9
                Dilutive impact of rights(3)      -        0.1        0.1        0.2
                ---------------------------------------------------------------------
                Diluted trust units and
                 exchangeable shares          216.6      211.0      215.3      209.6
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Weighted average trust units exclude trust units issuable for exchangeable shares.
                (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.
                (3) All outstanding rights were dilutive and therefore have been included in the diluted unit calculation for both 2008 and 2007.

                Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

            12. DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME

                The deficit balance is composed of the following items:

                ---------------------------------------------------------------------
                                                          September 30,  December 31,
                                                                  2008          2007
                ---------------------------------------------------------------------
                Accumulated earnings                       $   2,641.4   $   2,191.1
                Accumulated distributions                     (3,099.8)     (2,657.0)
                ---------------------------------------------------------------------
                Deficit                                    $    (458.4)  $    (465.9)
                Accumulated other comprehensive income
                 (loss)                                            2.2          (2.9)
                ---------------------------------------------------------------------
                Deficit and accumulated other
                 comprehensive income (loss)               $    (456.2)  $    (468.8)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                The accumulated other comprehensive income (loss) balance is composed of the following items:

                ---------------------------------------------------------------------
                                                          September 30,  December 31,
                                                                  2008          2007
                ---------------------------------------------------------------------
                Unrealized gains and  losses on financial
                 instruments designated as cash flow
                 hedges                                    $       2.4   $      (2.8)
                Net unrealized gains and losses on
                 available-for-sale reclamation funds'
                 investments                                      (0.2)         (0.1)
                ---------------------------------------------------------------------
                Accumulated other comprehensive income
                 (loss), end of period                     $       2.2   $      (2.9)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

            13. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND
                DISTRIBUTIONS

                Distributions are calculated in accordance with the Trust Indenture.
                To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

                ---------------------------------------------------------------------
                                             Three Months Ended    Nine Months Ended
                                                 September 30          September 30
                                               2008       2007       2008       2007
                ---------------------------------------------------------------------
                Cash flow from operating
                 activities                $  251.4   $  179.6   $  734.8   $  531.2
                Deduct:
                  Cash withheld to fund
                   current period capital
                   expenditures               (78.4)     (60.7)    (291.1)    (163.5)
                  Net reclamation fund
                   (contributions)
                   withdrawals                 (1.7)       6.1       (0.9)       4.5
                ---------------------------------------------------------------------
                Distributions(1)              171.3      125.0      442.8      372.2
                Accumulated distributions,
                 beginning of period        2,928.5    2,406.2    2,657.0    2,159.0
                ---------------------------------------------------------------------
                Accumulated distributions,
                 end of period             $3,099.8   $2,531.2   $3,099.8   $2,531.2
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Distributions per unit(2)  $   0.80   $   0.60   $   2.08   $   1.80
                Accumulated distributions
                 per unit, beginning of
                 period                    $  22.31   $  19.83   $  21.03   $  18.63
                Accumulated distributions
                 per unit, end of
                 period(3)                 $  23.11   $  20.43   $  23.11   $  20.43
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Distributions include accrued and non-cash amounts of $39 million and $102 million for the three and nine months ended
                    September 30, 2008, respectively ($27 million and $83 million for the same periods in 2007).
                (2) Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.
                (3) Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

            14. TRUST UNIT INCENTIVE RIGHTS PLAN

                A summary of the changes in rights outstanding under the plan for the period ending September 30, 2008 is as follows:

                ---------------------------------------------------------------------
                                                                            Weighted
                                                             Number of       Average
                                                                Rights      Exercise
                                                            (thousands)     Price ($)
                ---------------------------------------------------------------------
                Balance, beginning of period                       238          8.50
                Exercised                                          236         10.41
                ---------------------------------------------------------------------
                Balance before reduction of exercise price           2         11.29
                Reduction of exercise price(1)                       -         (0.96)
                ---------------------------------------------------------------------
                Balance, end of period                               2         10.33
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

                Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 357,999 rights have been cancelled and 2,653,270 rights have been exercised to September 30,
                2008.

                The following table reconciles the movement in the contributed surplus balance:

                ---------------------------------------------------------------------
                                                          September 30,  December 31,
                CONTRIBUTED SURPLUS                               2008          2007
                ---------------------------------------------------------------------
                Balance, beginning of period               $       1.7   $       2.4
                Net benefit on rights exercised(1)                (1.7)         (0.7)
                ---------------------------------------------------------------------
                Balance, end of period                     $         -   $       1.7
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

            15. WHOLE TRUST UNIT INCENTIVE PLAN

                The following table summarizes the Restricted Trust Unit ("RTU") and
                Performance Trust Unit ("PTU") movement for the nine months ended
                September 30, 2008:
                ---------------------------------------------------------------------
                                                             Number of     Number of
                                                                  RTUs          PTUs
                                                            (thousands)   (thousands)
                ---------------------------------------------------------------------
                Balance, beginning of period                       746           903
                Vested                                            (193)         (183)
                Granted                                            414           353
                Forfeited                                          (41)          (42)
                ---------------------------------------------------------------------
                Balance, end of period                             926         1,031
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                Non-cash compensation expense was based on the September 30, 2008 unit price of $23.10 ($21.17 at September 30, 2007), accrued distributions, an average performance multiplier of 1.5 (1.6 at
                September 30, 2007), and the estimated number of units to be issued on maturity.

                The change in the net accrued long-term incentive compensation liability relating to the Whole Trust Unit Incentive Plan can be reconciled as follows:
                ---------------------------------------------------------------------
                                                          September 30,  December 31,
                                                                  2008          2007
                ---------------------------------------------------------------------
                Balance, beginning of period               $      30.3   $      26.1
                Change in net liabilities in the period
                  General and administrative expense               4.6           3.2
                  Operating expense                                0.5           0.3
                  Property, plant and equipment                    1.1           0.7
                ---------------------------------------------------------------------
                Balance, end of period(1)                  $      36.5   $      30.3
                ---------------------------------------------------------------------
                Current portion of liability                      20.3          18.2
                ---------------------------------------------------------------------
                Accrued long-term incentive compensation   $      17.5   $      12.1
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Includes $1.3 million of recoverable amounts recorded in accounts receivable as at September 30, 2008 (nil for 2007).

            16. COMMITMENTS AND CONTINGENCIES

                Following is a summary of the Trust's contractual obligations and commitments as at September 30, 2008:

                ---------------------------------------------------------------------
                                                 Payments Due by Period
                ---------------------------------------------------------------------
                ($ millions)        2008  2009-2010  2011-2012 Thereafter      Total
                ---------------------------------------------------------------------
                Debt repayments(1)  18.8       44.7      507.4      124.8      695.7
                Interest
                 payments(2)         2.9       21.4       16.5       14.5       55.3
                Reclamation fund
                 contributions(3)    5.8       10.2        8.9       71.9       96.8
                Purchase
                 commitments         4.4       19.0        7.2        6.4       37.0
                Operating leases     3.0        8.6       12.4       88.1      112.1
                Derivative contract
                 premiums(4)         3.2        3.0          -          -        6.2
                ---------------------------------------------------------------------
                Total contractual
                 obligations        38.1      106.9      552.4      305.7    1,003.1
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Long-term and short-term debt, excluding interest.
                (2) Fixed interest payments on senior secured notes.
                (3) Contribution commitments to a restricted reclamation fund associated with the Redwater property.
                (4) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

                In addition to the above, the Trust has commitments related to its risk management program (See Note 9).

                The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.
            >>

            ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with a current enterprise value of approximately $4.4 billion.
The Trust expects full year 2008 oil and gas production to average approximately 64,000 to 65,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol
AET.UN and its exchangeable shares trade under the symbol ARX.

            Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

            ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of
ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform
Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2008 and beyond; the sources, deployment and allocation of expected capital in 2008; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

            <<
            ARC RESOURCES LTD.

            John P. Dielwart,
            President and Chief Executive Officer
            >>

            %SEDAR: 00001245E          %CIK: 0001029509

            /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB
T2P 5E9, www.arcenergytrust.com/
            (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.; ARC Energy Trust

CNW 19:36e 30-OCT-08